14008181

OFFERING CIRCULAR
UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Received SEC

SEP 04 2014

Washington, DC 20549

FORM 1-A

REGULATION A OFFERING STATEMENT
UNDER THE SECURITIES ACT OF 1933

FlashPoints Advertising Systems, Inc.

Commission File Number: 0001617641

DELAWARE

UNITED STATES:
FlashPoints Advertising Systems, Inc.
C/O: Alternative Securities Markets Group
9107 Wilshire Blvd., Suite 450
Beverly Hills, California 90210
Phone: (213) 407-4386

3633– Radio & Television Broadcasting & Communications — **47-1639546**

(Primary Standard Industrial Classification Code Number) — (I.R.S. Employer Identification Number)

THIS OFFERING STATEMENT SHALL ONLY BE QUALIFIED UPON ORDER OF THE COMMISSION, UNLESS A SUBSEQUENT AMENDMENT IS FILED INDICATING THE INTENTION TO BECOME QUALIFED BY OPERATION OF THE TERM OF REGULATION A.

PART I - NOTIFICATION UNDER REGULATION A

Item 1. Significant Parties

(a) (b) Directors and Officers.

Name and Address	Position(s) Held
Mr. Robert "Bob" Kulakowski	Chief Executive Officer, Chief Financial Officer / Co-Founder / Director

FlashPoints Advertising Systems, Inc, 5703 Oberlin Drive, Unit 209, San Diego, California 92121

Mr. Robin "Ross" Cooper	President / Co-Founder / Director

FlashPoints Advertising Systems, Inc, 5703 Oberlin Drive, Unit 209, San Diego, California 92121

Mr. Mike Beatty	Senior Vice President, Engineering & Co-Founder

FlashPoints Advertising Systems, Inc, 5703 Oberlin Drive, Unit 209, San Diego, California 92121

(c) General Partners of the Issuer N/A

(d) (e) Recorded and Beneficial owners of 5 percent or more of any class of the issuer's equity securities.

The following provides the names and addresses of each of the FlashPoints Advertising Systems, Inc. affiliates who own 5% or more of any class of our preferred or common stock:

Name and Address of Record Owner	Shares of Voting Stock of Record Owned	Percentage of Total Voting of Record Owned
Mr. Robert "Bob" Kulakowski (1) (2)	Preferred Common	0% 20.4%
Mr. Robin "Ross" Cooper (3) (4)	Preferred Common	0% 14.8%
Mr. Mike Beatty (5) (6)	Preferred Common	0% 14.8%
Channel Islands Media Group, Inc. (7)	Preferred Common	0% 40.8%

(1) Mr. Robert "Bob" Kulakowski is the Chief Executive Officer, Chief Financial Officer and Co-Founder of FlashPoints Advertising Systems, Inc.
(2) Mr. Robert "Bob" Kulakowski, FlashPoints Advertising Systems, Inc., 5703 Oberlin Drive, Suite 209, San Diego, California 92121
(3) Mr. Robin "Ross" Cooper is the President & Co-Founder of FlashPoints Advertising Systems, Inc.
(4) Mr. Robin "Ross" Cooper, FlashPoints Advertising Systems, Inc., 5703 Oberlin Drive, Suite 209, San Diego, California 92121
(5) Mr. Mike Beatty is the Senior Vice President and Co-Founder of FlashPoints Advertising Systems, Inc.

(6) Mr. Mike Beatty, FlashPoints Advertising Systems, Inc., 5703 Oberlin Drive, Suite 209, San Diego, California 92121
(7) Channel Islands Media Group, Inc., 5703 Oberlin Drive, Suite 209, San Diego, California 92121

(f) Promoters of the issuer

FlashPoints Advertising Systems, Inc.
5703 Oberlin Drive, Suite 209
San Diego, California 92121
(619) 447-7300
Website: http://www.FlashPoints.com
Email: Bobk@MyFlashpoints.com

Alternative Securities Markets Group
9107 Wilshire Blvd., Suite 450
Beverly Hills, California 90210
Phone: (213) 407-4386
http://www.AlternativeSecuritiesMarket.com
Email: Legal@ASMMarketsGroup.com

(g) Affiliates of the issuer. None

(h) Counsel for Issuer and Underwriters.

The Company did not have any Legal Counsel or Underwriters Associated with this Offering at the time of Filing.

The Alternative Securities Market Group (ASM) maintains an online portal for investors to purchase into our offering, and performs certain services for us in connection with the offering such as but not limited to distributing ongoing reports about our company. ASM is exclusively an ancillary service provider that will be reimbursed for documented expenses. The Company will be selling these Securities directly, and no underwriter or dealer is responsible for the distribution of this offering.

Although both FlashPoints Advertising Systems, Inc. and ASM believe ASM's web portal will be sufficient to ensure success of the offering, the Company's relation with ASM is non-exclusive and the Company both has and reserves the right to enlist the aid of FINRA registered broker dealers if it is necessary to ensure success of the Offering. If so an appropriate Amendment shall be filed in a timely fashion.

To facilitate FlashPoints Advertising Systems, Inc.'s liquidity at the onset of this Offering, in lieu of cash for its assistance in the obtaining a CIK No. and its assistance in the preparation of the registration statement, ASM has agreed to accept TWO HUNDRED THOUSAND shares of common Stock in the Company, representing 2% (two percent) of outstanding common stock shares upon completion of this Offering.

ASM will **not** receive any selling commissions; nor will it receive any fixed percentage of the Offering Proceeds as might a FINRA registered broker dealer. ASM will only receive documented expenses. Although ASM's expenses are likely to be somewhat proportional to the amount raised as they will be incurred during the duration of the raise, reimbursement of such documented expenses is **capped at an expense amount not to exceed 5% of the Offering proceeds**. Hence ASM does **not** qualify as an underwriter.

(i) through (m) None

Item 2. Application of Rule 262.

(a) (b) None of the persons identified in response to Item 1 are subject to any of the disqualification provisions set forth in Rule 262 and, as a result, no such application for a waiver if disqualification has been applied for, accepted or denied.

Item 3. Affiliate Sales.

None of the proposed offering involves the resale of securities by affiliates of the issuer.

Item 4. Jurisdictions in which Securities are to be offered.

(a) The Securities to be offered in connection with this proposed offering shall not be offered by underwriters, dealers or salespersons.

(b) The Securities in this proposed offering shall be offered in the following jurisdictions (but not limited to), subject to qualification in each State, as necessary:

- California
- New York
- Florida
- Illinois
- Texas
- New Jersey
- Pennsylvania
- Nevada
- Arizona

Although the Company is not using a selling agent or finder in connection with this Offering, it will use a website as an online portal and information management tool in connection with the Offering. The Website is owned and operated by Alternative Securities Markets Group, an equity holder of the Company, can be viewed at http://www.AlternativeSecuritiesMarket.com.

This Offering Circular will be furnished to prospective Investors upon their request via electronic PDF format and will be available for viewing and download 24 hours per day, 7 days per week on the website.

In order to subscribe to purchase the Units, a prospective Investor must complete, sign and deliver the executed Subscription Agreement, Investor Questionnaire and Form W-9 to **FlashPoints Advertising Systems, Inc.** and wire or mail funds for its subscription amount in accordance with the instructions included in the Subscription Package.

The Investing Section of the Website Hosting this Offering will be coded to only allow access to invest to those prospective Investors that reside in jurisdictions where the Offering is registered and meet any State-Specific Investor Suitability Standards.

Item 5. Unregistered Securities Issued or Sold Within One Year.

The Company was formed as a Delaware Stock Corporation in August of 2014. Since its formation, the Company has issued NINE MILLION EIGHT HUNDRED THOUSAND (9,800,000) of Common Stock as illustrated below:

Name & Address	Amount Owned Prior to Offering	Consideration
Robert "Bob" Kulakowski Chief Executive Officer, Chief Financial Officer 5703 Oberlin Drive, Suite 209 San Diego, CA 92121	Common Stock: 2,000,000 Shares (20.4%) Preferred Stock: No Shares	$200.00
Mr. Robin "Ross" Cooper President 5703 Oberlin Drive, Suite 209 San Diego, CA 92121	Common Stock: 1,450,000 Shares (14.8%) Preferred Stock: No Shares	$145.00
Mr. Mike Beatty Senior Vice President, Engineering	Common Stock: 1,450,500 Shares (14.8%)	$145.00

5703 Oberlin Drive, Suite 209 San Diego, CA 92121	Preferred Stock: No Shares	
Mr. Tom Rainey Shareholder 5703 Oberlin Drive, Suite 209 San Diego, CA 92121	Common Stock: 300,000 Shares (3.1%) Preferred Stock: No Shares	$30.00
Ms. Janice Sands-Weinstein Shareholder 5703 Oberlin Drive, Suite 209 San Diego, CA 92121	Common Stock: 250,000 Shares (2.6%) Preferred Stock: No Shares	$25.00
Mr. Nathan Marlow Shareholder 5703 Oberlin Drive, Suite 209 San Diego, CA 92121	Common Stock: 100,000 Shares (1.0%) Preferred Stock: No Shares	$10.00
Mr. Randy Barakat Shareholder 5703 Oberlin Drive, Suite 209 San Diego, CA 92121	Common Stock: 250,000 Shares (2.6%) Preferred Stock: No Shares	$25.00
Channel Islands Media Group, Inc. Shareholder 5703 Oberlin Drive, Suite 209 San Diego, CA 92121	Common Stock: 4,000,000 Shares (40.8%) Preferred Stock: No Shares	In partial consideration for license of technology See Additional Disclosures – Technology Licenses

The issuance of all the foregoing shares was in reliance of the exception from registration afforded by Section 4(2) of the Securities Act of 1933, as amended.

No application is currently being prepared for the Company's Securities to be admitted to the Official Listing and trading on any regulated market. No application is being prepared to include the Securities to trading on an "Over-the-Counter" or "Open Market", though the Company intends to submit an S-1 or Form 10 Filing within TWENTY FOUR (24) MONTHS of the close of this securities offering. There can be no assurance that a liquid market for the Securities will develop or, if it does develop, that it will continue. If a market does develop, it may not be liquid. Therefore, investors may not be able to sell their Securities easily or at prices that will provide them with yield comparable to similar investments that have a developed secondary market. Illiquidity may have a **severely adverse effect on the market value of the Securities and investors wishing to sell the Securities might therefore suffer losses.**

Item 6. Other Present or Proposed Offerings.

The issuer is also presently offering this same offering to Non-U.S. Citizen Pursuant to Regulation S

No application is currently being prepared for the Company's Securities to be admitted to the Official Listing and trading on any regulated market. No application is being prepared to include the Securities to trading on an "Over-the-Counter" or "Open Market", though the Company intends to submit an S-1 or Form 10 Filing within TWENTY FOUR MONTHS of the close of this securities offering. There can be no assurance that a liquid market for the Securities will develop or, if it does develop, that it will continue. If a market does develop, it may not be liquid. Therefore, investors may not be able to sell their Securities easily or at prices that will provide them with yield comparable to similar investments that have a developed secondary market. Illiquidity may have a **severely adverse effect on the market value of the Securities and investors wishing to sell the Securities might therefore suffer losses.**

In accordance with the Company agreement with Alternative Securities Markets Group ("ASM"), the Company shall place into escrow and issue to ASM up to 200,000 shares of Common Stock (the "Escrowed Common Stock") as follows:

- 20% of the Escrowed Common Stock Shares to be released to Alternative Securities Markets Group fully diluted upon the successful capitalization of the Company to 20% of this offering.
- Additional 20% (for a total of 40% of the total number of shares escrowed) of the Escrowed Common Stock Shares to be released to Alternative Securities Markets Group fully diluted upon the successful capitalization of the Company to 40% of this offering.
- Additional 20% (for a total of 60% of the total number of shares escrowed) of the Escrowed Common Stock Shares to be released to ASM fully diluted upon the successful capitalization of the Company to 60% of this offering.
- Additional 20% (for a total of 80% of the total number of shares escrowed) of the Escrowed Common Stock Shares to be released to ASM fully diluted upon the successful capitalization of the Company to 80% of this offering.
- Additional 20% (for a total of 100% of the total number of shares escrowed) of the Escrowed Common Stock Shares to be released to ASM fully diluted upon successfully diluted upon the successful capitalization of the Company to 100% of this offering.

Item 7. Marketing Arrangements.

There are no marketing arrangements with respects to this offering. The Offering is on a "Best Efforts" basis and is being offered directly by the Company through its Officers and Directors. There are no plans to stabilize the market for the securities to be offered. The Company will be selling these Securities directly, and no underwriter or dealer is responsible for the distribution of this offering.

Item 8. Relationship with Issuer of Experts Named in Offering Statement. None.

Item 9. Use of a Solicitation of Interest Document.

The Company has not used a publication, whether or not authorized by Rule 254, prior to the filing of this notification.

PART II – OFFERING CIRCULAR

FlashPoints Advertising Systems, Inc.

Corporate:

FlashPoints Advertising Systems, Inc.

5703 Oberlin Drive, Suite 209

San Diego, California 92121

(619) 447-7300

Offering / Investors:

FlashPoints Advertising Systems, Inc.

C/O: Alternative Securities Markets Group

9107 Wilshire Blvd., Suite 450

Beverly Hills, California 90210

(213) 407-4386

Best Efforts Offering of 50,000 9% Convertible Preferred Stock Units

Preferred Stock Shares having a market value of up to

$5,000,000

Offering Price per 9% Convertible Preferred Stock Unit: $100.00 (USD)

See: Details of the Offering

Maximum Offering: 50,000 9% Convertible Preferred Stock Units

DATED: August 19th, 2014

Investing in the Company's 9% Convertible Preferred Stock Units involves risks, and you should not invest unless you can afford to lose your entire investment. See "Risk Factors" beginning on **page 13**.

We are offering a maximum of 50,000 9% Convertible Preferred Stock Units (the "Securities"). **This Offering Statement shall only be qualified upon order of the Commission, unless a subsequent amendment is filed indicating the intention to become qualified by operation of the terms of Regulation A.**

All 9% Convertible Preferred Stock Units must be Converted to Company Common Stock either in the 2nd, 3rd, 4th or 5th year under the following terms and conditions at the Shareholders' Option:

- YEAR 2: (Shareholder Conversion Option)
    - At anytime during the second year of the investment, the Shareholder may choose on the First Business Day of Each Month to convert each Unit of the Company's 9% Convertible Preferred Stock for Common Stock of the Company at market price of the Company's Common Stock at time of conversion / closing. The closing price will be the weighted average price of the Common Stock Closing Price over the previous 60 days. Fractional interests will be paid to the shareholder by the Company in cash.
    - The Shareholder can sell the 9% Convertible Preferred Stock Units back to the Company at any time after two years for the full face value of the Shares plus any accrued interest, though the Company has no obligation to purchase the units.
    - Should the Company not be listed on any Regulated Stock Exchange or OTC Market ("Over-the-Counter inter-dealer quotation system"), the shares shall convert to Common Stock in the Company at the "per share value" of the Company's Common Stock as determined by an Independent Third Party Valuations Firm that is chosen by the Company's Board of Directors.

- YEAR 3: (Shareholder Conversion Option)
    - At anytime during the third year of the investment, the Shareholder may choose on the First Business Day of Each Month to convert each Unit of the Company's 9% Convertible Preferred Stock for Common Stock of the Company at market price *minus 5%* of the Company's Common Stock at time of conversion / closing. The closing price will be the weighted average price of the Common Stock Closing Price over the previous 60 days. Fractional interests will be paid to the shareholder by the Company in cash.
    - The Shareholder can sell the 9% Convertible Preferred Stock Units back to the Company at any time after two years for the full face value of the Shares plus any accrued interest, though the Company has no obligation to purchase the units.
    - Should the Company not be listed on any Regulated Stock Exchange or OTC Market ("Over-the-Counter inter-dealer quotation system"), the shares shall convert to Common Stock in the Company at the "per share value" of the Company's Common Stock as determined by an Independent Third Party Valuations Firm that is chosen by the Company's Board of Directors.

- YEAR 4: (Optional Conversion Option)
    - At anytime during the fourth year of the investment, the Shareholder may choose on the First Business Day of Each Month to convert each unit of the Company's 9% Convertible Preferred Stock for Common Stock of the Company at market price *minus 10%* of the Company's Common Stock at time of conversion / closing. The closing price will be the weighted average price of the Common Stock Closing Price over the previous 60 days. Fractional interests will be paid to the shareholder by the Company in cash.
    - The Shareholder can sell the 9% Convertible Preferred Stock Units back to the Company at any time after two years for the full face value of the Shares plus any accrued interest, though the Company has no obligation to purchase the units.

- Should the Company not be listed on any Regulated Stock Exchange or OTC Market ("Over-the-Counter inter-dealer quotation system"), the shares shall convert to Common Stock in the Company at the "per share value" (minus any discounts) of the Company's Common Stock as determined by an Independent Third Party Valuations Firm that is chosen by the Company's Board of Directors.

- YEAR 5: (Optional & Mandatory Conversion Options)
  - *Optional*: At anytime during the fifth year of the investment, the Shareholder may choose on the First Business Day of Each Month to convert each unit of the Company's Convertible 9% Preferred Stock for Common Stock of the Company at market price *minus 15%* of the Company's Common Stock at time of conversion / closing. The closing price will be the weighted average price of the Common Stock Closing Price over the previous 60 days. Fractional interests will be paid to the shareholder by the Company in cash.
  - The Shareholder can sell the 9% Convertible Preferred Stock Units back to the Company at any time after two years for the full face value of the Shares plus any accrued interest, though the Company has no obligation to purchase the units.
  - *Mandatory*: On the last business day of the 5th year of the investment, the Shareholder MUST convert each Unit of the Company's 9% Convertible Preferred Stock for Common Stock of the Company at market price *minus 15%* of the Company's Common Stock at time of conversion / closing. The closing price will be the weighted average price of the Common Stock Closing Price over the previous 60 days. Fractional interests will be paid to the shareholder by the Company in cash.
  - Should the Company not be listed on any Regulated Stock Exchange or OTC Market ("Over-the-Counter inter-dealer quotation system"), the shares shall convert to Common Stock in the Company at the "per share value" (minus any discounts) of the Company's Common Stock as determined by an Independent Third Party Valuations Firm that is chosen by the Company's Board of Directors.

This Offering Circular relates to the offering (the "Offering") of up to 50,000 9% Convertible Stock Units in FlashPoints Advertising Systems, Inc. The Securities offered through this Offering have no voting rights until the securities are converted to Common Stock Shares of the Company per the terms and conditions detailed in this Offering. The Offering will commence promptly after the date of this Offering Circular and will close upon the earlier of (1) the sale of 50,000 9% Convertible Preferred Stock Units, (2) One Year from the date this Offering begins, or (3) a date prior to one year from the date this Offering begins that is so determined by the Company's Management (the "Offering Period").

This Offering is being conducted on a "best-efforts" basis, which means the Company's Management will use all commercially reasonable efforts in an attempt to sell all Securities of this Offering. No Manager of the Company will receive any commission or any other remuneration for the sales of securities through this Offering. In offering the Securities, the Company's Management will rely on the safe harbor from broker-dealer registration set out in Rule 3a4-1 under the Securities Exchange Act of 1934.

The Securities will be offered for sale at a fixed price of $100.00 USD per 9% Convertible Preferred Stock Unit. If all Securities are purchased, the gross proceeds to the Company will be $5,000,000.00 USD. Though the Offering is being conducted on a "best-efforts" basis, the Company has set an investment minimum of $200,000 USD before the Company will have access to the Investment Proceeds, which means all investment dollars invested in the Company prior to reaching the minimum of $200,000 will be held in an investment escrow account, and only after $200,000 in securities has been sold to investors (TWO THOUSAND 9% Convertible Preferred Stock Units) will the Company have access to the Investment Proceeds. Accordingly, all Investment Funds after the Investment Minimum has been achieved, will become immediately available to the Company and may be used as they are accepted. Investors will not be entitled to a refund once the Investment Minimum of $200,000 is achieved, and all investors will be subject to the terms, conditions and investment risks associated with this investment.

The Company's Securities are not listed on any national securities exchange or on the over-the-counter inter-dealer quotation system. There is no market for the Company's Securities, and the Company's Securities may only be sold, traded or transferred through the Alternative Securities Markets Group's "Alternative Securities Market's Secondary Market", which is a private stock exchange for the initial sale and resale of Regulation A, Regulation S and Regulation D unrestricted securities. Shares sold, traded or transferred on the Alternative Securities Market are done so without consent of the Company's Management. Any Company Securities sold, transferred, assigned, pledged or disposed of, in whole or in part, not through the Alternative Securities

Markets Group, may not do so without prior written consent of the Company's Management. The Company intends to submit an S-1 or Form 10 Filing within TWENTY FOUR (24) Months of the close of this securities offering.

THERE IS AT THIS TIME, NO PUBLIC MARKET FOR THE SECURITIES.

THESE SECURITIES ARE OFFERED PURSUANT TO AN EXEMPTION FROM REGISTRATION WITH THE SECURITIES AND EXCHANGE COMMISSION; HOWEVER, THE COMMISSION HAS NOT MADE AN INDEPENDENT DETERMINATION THAT THE SECURITIES BEING OFFERED ARE EXEMPT FROM REGISTRATION. THE SECURITIES AND EXCHANGE COMMISSION DOES NOT PASS UPON THE MERITS OF OR GIVE ITS APPROVAL TO ANY SECURITIES OFFERED OR THE TERMS OF THE OFFERING, NOR DOES IT PASS UPON THE ACCURACY OR COMPLETENESS OF ANY OFFERING CIRCULAR OR OTHER SELLING LITERATURE.

THE SECURITIES HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), OR APPLICABLE STATE SECURITIES LAWS, AND ARE BEING OFFERED AND SOLD IN RELIANCE ON EXEMPTIONS FROM THE REGISTRATION REQUIREMENTS OF THESE LAWS. THE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE REGULATORY AUTHORITY NOR HAS THE COMMISSION OR ANY STATE REGULATORY AUTHORITY PASSED UPON OR ENDORSED THE MERITS OF THE OFFERING OR THE ACCURACY OR ADEQUACY OF THIS OFFERING CIRCULAR. ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL.

ITEM 2: DISTRIBUTION SPREAD

	Number of Securities Offered (1)	Offering Price	Selling Commissions (2)	Proceeds to Company
Per Security	——	$100.00	$0.00	$100.00
Total Minimum	2,000	$100.00	$0.00	$200,000
Total Maximum	50,000	$5,000,000.00	$0.00	$5,000,000

1) We are offering a maximum of 50,000 9% Convertible Preferred Stock Units at the price indicated. See "Terms of the Offering."
(2) We do not intend to use a placement agent or broker for this Offering.

THIS OFFERING CIRCULAR CONTAINS ALL OF THE REPRESENTATIONS BY THE COMPANY CONCERNING THIS OFFERING, AND NO PERSON SHALL MAKE DIFFERENT OR BROADER STATEMENTS THAN THOSE CONTAINED HEREIN. INVESTORS ARE CAUTIONED NOT TO RELY UPON ANY INFORMATION NOT EXPRESSLY SET FORTH IN THIS OFFERING CIRCULAR.

THIS OFFERING CIRCULAR CONTAINS ALL OF THE REPRESENTATIONS BY THE COMPANY CONCERNING THIS OFFERING, AND NO PERSON SHALL MAKE DIFFERENT OR BROADER STATEMENTS THAN THOSE CONTAINED HEREIN. INVESTORS ARE CAUTIONED NOT TO RELY UPON ANY INFORMATION NOT EXPRESSLY SET FORTH IN THIS OFFERING CIRCULAR.

THE U.S. SECURITIES AND EXCHANGE COMMISSION DOES NOT PASS UPON THE MERITS OF OR GIVE ITS APPROVAL TO ANY SECURITIES OFFERED OR THE TERMS OF THE OFFERING, NOR DOES IT PASS UPON THE ACCURACY OR COMPLETENESS OF ANY OFFERING CIRCULAR OR SELLING LITERATURE. THESE SECURITIES ARE OFFERED UNDER AN EXEMPTION FROM REGISTRATION WITH THE COMMISSION; HOWEVER, THE COMMISSION HAS NOT MADE AN INDEPENDENT DETERMINATION THAT THE SECURITIES OFFERED HEREUNDER ARE EXEMPT FROM REGISTRATION.

INVESTMENT IN SMALL BUSINESSES INVOLVES A HIGH DEGREE OF RISK, AND INVESTORS SHOULD NOT INVEST ANY FUNDS IN THIS OFFERING UNLESS THEY CAN AFFORD TO LOOSE THEIR ENTIRE INVESTMENT. IN MAKING AN INVESTMENT DECISION, INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE ISSURER AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED.

NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS IN CONNECTION WITH THE OFFER MADE BY THIS OFFERING CIRCULAR, NOR HAS ANY PERSON BEEN AUTHORIZED TO GIVE ANY INFORMATION OR MAKE ANY REPRESENTATION OTHER THAN THOSE CONTAINED IN THIS OFFERING CIRCULAR, AND IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON. THIS OFFERING CIRCULAR DOES NOT CONSTITUTE AN OFFER TO SELL OR SOLICITATION OF AN OFFER TO BUY IN ANY JURISDICTION IN WHICH SUCH OFFER OR SOLICIATION WOULD BE UNLAWFUL OR ANY PERSON TO WHO IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICIATION. NEITHER THE DELIVERY OF THIS OFFERING CIRCULAR NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE AN IMPLICATION THAT THERE AS HAS BEEN NO CHANGE IN THE AFFAIRS OF OUR COMPANY SINCE THE DATE HEREOF.

THIS OFFERING CIRCULAR MAY NOT BE REPRODUCED IN WHOLE OR IN PART. THE USE OF THIS OFFERING CIRCULAR FOR ANY PURPOSE OHER THAN AN INVESTMENT IN SECURITIES DESCRIBED HEREIN IS NOT AUTHORIZED AND IS PROHIBITED.

THIS OFFERING IS SUBJECT TO WITHDRAWAL, CANCELLATION, OR MODIFICATION BY THE COMPANY AT ANY TIME AND WITHOUT NOTICE. THE COMPANY RESERVES THE RIGHT IN ITS SOLE DISCRETION TO REJECT ANY SUBSCRIPTION IN WHOLE OR IN PART NOTWITHSTANDING TENDER OF PAYMENT OR TO ALLOT TO ANY PROSPECTIVE INVESTOR LESS THAN THE NUMBER OF SECURITIES SUBSCRIBED FOR BY SUCH INVESTOR.

THE OFFERING PRICE OF THE SECURITIES IN WHICH THIS OFFERING CIRCULAR RELATES HAS BEEN DETERMINED BY THE COMPANY AND DOES NOT NECESSARILY BEAR ANY SPECIFIC RELATION TO THE ASSETS, BOOK VALUE OR POTENTIAL EARNINGS OF THE COMPANY OR ANY OTHER RECOGNIZED CRITERIA OF VALUE.

NASAA UNIFORM LEGEND:

IN MAKING AN INVESTMENT DECISION INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE ISSUER AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED. THESE SECURITIES HAVE NOT BEEN RECOMMENDED BY THE FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THE FOREGOING AUTHORITIES HAVE NOT CONFIRMED THE ACCURACY OR DETERMINED THE ADEQUACY OF THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE. THESE SECURITIES ARE SUBJECT TO RESTRICTIONS ON TRANSFERABILITY AND RESALE AND MAY NOT BE TRANSFERRED OR RESOLD EXCEPT AS PERMITTED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, AND THE APPLICABLE STATE SECURITIES LAWS, PURSUANT TO REGISTRATION OR EXEMPTION THEREFROM. INVESTORS SHOULD BE AWARE THAT THEY WILL BE REQUIRED TO BEAR THE FINANCAL RISKS OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME.

FOR ALL RESIDENTS OF ALL STATES:

THE UNITS OFFERED HEREBY HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR THE SECURITIES LAWS OF CERTAIN STATES AND ARE BEING OFFERED AND SOLD IN RELIANCE ON EXEMPTIONS FROM THE REGISTRATION REQUIREMENTS OF SAID ACT AND SUCH LAWS. THE INTERESTS ARE SUBJECT IN VARIOUS STATES TO RESTRICTION ON TRANSFERABILITY AND RESALE AND MAY NOT BE TRANSFERRED OR RESOLD EXCEPT AS PERMITTED UNDER SAID ACT AND SUCH LAWS PURSUANT TO REGISTRATION OR EXEMPTION THEREFROM. THE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION, ANY STATE SECURITIES COMMISSION OR OTHER REGULATORY AUTHORITY, NOR HAVE ANY OF THE FOREGOING AUTHORITIES PASSED UPON OR ENDORSED THE MERITS OF THIS OFFERING OR THE ACCURACY OR ADEQUACY OF THE OFFERING CIRCULAR. ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL.

ITEM 3. SUMMARY INFORMATION, RISK FACTORS AND DILUTION

Investing in the Company's Securities is very risky. You should be able to bear a complete loss of your investment. You should carefully consider the following factors, including those listed in this Securities Offering.

Broadcast Marketing & Advertising Industry Risks

Broadcast Marketing and Advertising Industry investments are subject to varying degrees of risk. The yields available from equity investments in Broadcast Marketing and Advertising Industry Companies depends on the amount of income earned and capital appreciation generated by the company as well as the expenses incurred in connection therewith. If any of the Company's products or services does not generate income sufficient to meet operating expenses, the Company's Preferred and Common Stock value could be adversely affected. Income from, and the value of, the Company's products and services may be adversely affected by the general economic climate, Broadcast Media market conditions such as oversupply of related products and services, or a reduction in demand for Broadcast Marketing and Advertising products and services in the areas in which the Company's products and services are located, competition from other Broadcast Marketing and Advertising products and services suppliers, and the Company's ability to provide adequate Broadcast Marketing and Advertising products and services. Revenues from the Company's products and services are also affected by such factors such as the costs of production and general regional and national market conditions.

Because Broadcast Marketing and Advertising Industry investments are relatively illiquid, the Company's ability to vary its products and services portfolio promptly in response to economic or other conditions is limited. The relative illiquidity of its holdings could impede the Company's ability to respond to adverse changes in the performance of its assets. No assurance can be given that the fair market value of the assets acquired by the Company will not decrease in the future. Investors have no right to withdrawal of their equity commitment or require the Company to repurchase their respective Stock interests and the transferability of the Company's Stock Units is limited. Accordingly, investors should be prepared to hold their investment interest until the Company is dissolved and its assets are liquidated.

Our Ability to Succeed Depends on our Ability to Grow our Business and Achieve Profitability

The introduction of new products and services, and expansion of our technology channels will contribute significantly to our operational results, and we will continue to develop new and innovative ways to update our products and expand our distribution in order to maintain our growth and achieve profitability. Our future operational success and profitability will depend on a number of factors, including, but not limited to:

- Our ability to manage costs;
- The increasing level of competition in the Broadcast Media Market;
- Our ability to continuously offer new and improved products and services;
- Our ability to maintain sufficient production capacity for our products and services;
- Our ability to maintain efficient, timely and cost-effective production and delivery of our products and services;
- The efficiency and effectiveness of our sales and marketing efforts in building product and brand awareness;
- Our ability to identify and respond successfully to emerging trends in the Broadcast Media Technology Industry;
- The level of consumer acceptance of our products and services;
- Regulatory compliance costs; and
- General economic conditions and consumer confidence.

We may not be successful in executing our growth strategy, and even if we achieve targeted growth, we may not be able to sustain profitability. Failure to successfully execute any material part of our growth strategy would significantly impair our future growth and our ability to attract and sustain investments in our business.

If We Fail to Promote and Maintain our Brand in the Market, our Business, Operating Results, Financial Condition, and our Ability to Attract Customers will be Materially Adversely Affected

Our success depends on our ability to create and maintain brand awareness for our product and services offerings. This may require a significant amount of capital to allow us to market our products and establish brand recognition and customer loyalty. Many of our competitors in this market are larger than us and have substantially greater financial resources. Additionally, many of the companies offering similar products have already established their brand identity within the marketplace. We can offer no assurances that we will be successful in establishing awareness of our brand allowing us to compete in this market. The importance of brand recognition will continue to increase because of low barriers of entry to the industries in which we operate may result in an increased number of direct competitors. To promote our brands, we may be required to continue to increase our financial commitment to creating and maintaining brand awareness. We may not generate a corresponding increase in revenue to justify these costs.

Development Stage Business

FlashPoints Advertising Systems, Inc. commenced operations in August of 2014 as a Delaware Stock Corporation. Accordingly, the Company has only a limited history upon which an evaluation of its prospects and future performance can be made. The Company's proposed operations are subject to all business risks associated with new enterprises. The likelihood of the Company's success must be considered in light of the problems, expenses, difficulties, complications, and delays frequently encountered in connection with the expansion of a business, operation in a competitive industry, and the continued development of advertising, promotions and a corresponding customer base. There is a possibility that the Company could sustain losses in the future. There can be no assurances that FlashPoints Advertising Systems, Inc. will operate profitably.

Inadequacy of Funds

Gross offering proceeds of a maximum of $5,000,000 may be realized. Management believes that such proceeds will capitalize and sustain the Company sufficiently to allow for the implementation of the Company's Business Plans. If only a fraction of this Offering is sold, or if certain assumptions contained in Management's business plans prove to be incorrect, the Company may have inadequate funds to fully develop its business.

In the event only the minimum investment funds ($200,000) are raised, the Company will have sufficient funds available to complete a scaled down launch on one network reaching three million subscribers in the New York City area. The scaled down launch will have a reduced advertising budget along with slower Company growth but the technology and service will not be scaled back. The minimum investment fund raise scenario means that the Company will be able to launch and prove consumer usage and acceptance of the service and management expects that obtaining data from the launch on a single network will show significant consumer acceptance resulting in increasing the value of the FlashPoints service.

Competition

Competition exists for Broadcast Marketing and Advertising products and services in most markets, including all sectors in which the Company intends to operate. The Company may be competing for assets with entities that have substantial greater economic and personnel resources than the Company or better relationships with service providers and other Broadcast Marketing and Advertising Media Industry related professionals. These entities may also generally be able to accept more risk than the Company can manage. Competition from other Companies in the Broadcast Marketing and Advertising Industry may reduce the number of suitable prospective exploration opportunities.

Dependence on Management

In the early stages of development the Company's business will be significantly dependent on the Company's management team. The Company's success will be particularly dependent upon the services of Mr. Robert "Bob" Kulakowski, the Company's Co-Founder, Chief Executive Officer and Chief Financial Officer; Mr. Robin "Ross" Cooper (in a part-time role), the Company's Co-Founder and President; and Mr. Mike Beatty, the Company's Senior Vice President, Engineering. The Company would be materially adversely affected if it were to lose the services of any of these individuals as each has provided significant leadership and direction to the Company.

Risks of Borrowing

Although the Company does not intend to incur any additional debt from the investment commitments provided in this offering, should the company obtain secure bank debt in the future, possible risks could arise. If the Company incurs additional indebtedness, a portion of the Company's cash flow will have to be dedicated to the payment of principal and interest on such new indebtedness. Typical loan agreements also might contain restrictive covenants, which may impair the Company's operating flexibility. Such loan agreements would also provide for default under certain circumstances, such as failure to meet certain financial covenants. A default under a loan agreement could result in the loan becoming immediately due and payable and, if unpaid, a judgment in favor of such lender which would be senior to the rights of shareholders of the Company. A judgment creditor would have the right to foreclose on any of the Company's assets resulting in a material adverse effect on the Company's business, operating results or financial condition.

Minimum Amount of Capital to be Raised

The minimum amount of Securities that need to be sold in this offering for the Company to access the investment funds is $200,000. After the Minimum Amount of Capital required to be reached, all Investor funds will be transferred from the Company's Investment Holding Account to the Company. The Company cannot assure you that subscriptions for the entire Offering will be obtained. The Company has the right to terminate this offering of Securities at any time, regardless of the number of Securities that have sold. If the Offering terminates before the offering minimum is achieved, or if any prospective Investor's subscription is rejected, all funds received from such Investors will be returned without interest or deduction. The Company's ability to meet financial obligations, cash needs, and to achieve objectives, could be adversely affected if the entire offering of Securities is not fully subscribed.

Management Discretion as to Use of Proceeds

The net proceeds from this Offering will be used for the purposes described under "Use of Proceeds." The Company reserves the right to use the funds obtained from this Offering for other similar purposes not presently contemplated which it deems to be in the best interests of the Company and its Investors in order to address changed circumstances or opportunities. As a result of the foregoing, the success of the Company will be substantially dependent upon the discretion and judgment of Management with respect to application and allocation of the net proceeds of this Offering. Investors for the Units offered hereby will be entrusting their funds to the Company's Management, upon whose judgment and discretion the investors must depend.

Unanticipated Obstacles to Execution of the Business Plan

The Company's business plans may change significantly. Many of the Company's potential business endeavors are capital intensive and may be subject to statutory or regulatory requirements. Management believes that the Company's chosen activities and strategies are achievable in light of current economic and legal conditions with the skills, background, and knowledge of the Company's principals and advisors. Management reserves the right to make significant modifications to the Company's stated strategies depending on future events.

Control by Management

As of August 19th, 2014 the Company's Management owned approximately 52.6% of the Company's outstanding Common Stock Units and 0% of the Company's Preferred Stock. Upon completion of this Offering, the Company's Management will own approximately 52.6% of the outstanding Common Stock of the Company and 0% of the outstanding Preferred Stock. In addition, Channel Islands Media Group, Inc. ("CIMG") owned approximately 40.8% of the Company's outstanding Common Stock. CIMG is controlled by Messrs, Cooper and Kulakowski, CIMG's CEO and CTO respectively. Investors will not have the ability to control either a vote of the Company's Managers or any appointed officers. See "COMPANY MANAGEMENT" section.

Return of Profits

The Company has never declared or paid any cash dividends on its Preferred or Common Stock. The Company currently intends to retain future earnings, if any, to finance the expansion of the Company's Operations and Holdings. As a result, the Company does not anticipate paying any cash dividends to its Preferred or Common Stock Holders for the foreseeable future.

No Assurances of Protection for Proprietary Rights; Reliance on Trade Secrets

In certain cases, the Company may rely on trade secrets to protect intellectual property, proprietary technology and processes, which the Company has acquired, developed or may develop in the future. There can be no assurances that secrecy obligations will be honored or that others will not independently develop similar or superior products or technology. The protection of intellectual property and/or proprietary technology through claims of trade secret status has been the subject of increasing claims and litigation by various companies both in order to protect proprietary rights as well as for competitive reasons even where proprietary claims are unsubstantiated. The prosecution of proprietary claims or the defense of such claims is costly and uncertain given the uncertainty and rapid development of the principles of law pertaining to this area. The Company may also be subject to claims by other parties with regard to the use of intellectual property, technology information and data, which may be deemed proprietary to others.

The Company's Continuing as a Going Concern Depends Upon Financing

If the Company does not raise sufficient working capital and continues to experience pre-operating losses, there will be substantial doubt as to its ability to continue as a going concern. Because the Company has generated no revenue, all expenditures during the development stage have been recorded as pre-operating losses. Revenue operations have not commenced because the Company has not raised the necessary capital.

Broker - Dealer Sales of Units

The Company's Preferred Stock and Common Stock are not included for trading on any exchange, and there can be no assurances that the Company will ultimately be registered on any exchange. The NASDAQ Stock Market, Inc. has recently enacted certain changes to the entry and maintenance criteria for listing eligibility on the NASDAQ SmallCap Market. The entry standards require at least $4 million in net tangible assets or $750,000 net income in two of the last three years. The proposed entry standards would also require a public float of at least 1 million shares, $5 million value of public float, a minimum bid price of $2.00 per share, at least three market makers, and at least 300 shareholders. The maintenance standards (as opposed to entry standards) require at least $2 million in net tangible assets or $500,000 in net income in two of the last three years, a public float of at least 500,000 shares, a $1 million market value of public float, a minimum bid price of $1.00 per share, at least two market makers, and at least 300 shareholders.

No assurance can be given that the Preferred Stock or Common Stock of the Company will ever qualify for inclusion on the NASDAQ System or any other trading market until such time as the Management deem it necessary. As a result, the Company's Preferred Stock and Common Stock are covered by a Securities and Exchange Commission rule that opposes additional sales practice requirements on broker-dealers who sell such securities to persons other than established customers and qualified investors. For transactions covered by the rule, the broker-dealer must make a special suitability determination for the purchaser and receive the purchaser's written agreement to the transaction prior to the sale. Consequently, the rule may affect the ability of broker-dealers to sell the Company's securities and will also affect the ability of members to sell their units in the secondary market.

Secondary Market

Prior to this offering, there has been no public market for the Company's Preferred or Common Stock. The Company's Preferred or Common Stock will not be listed on any regulated securities exchange. There can be no assurance that an active trading market for the Company's Preferred or Common Stock will develop, or, if developed, that an active trading market will be maintained. If an active market is not developed or sustained, the market price and liquidity of the Company's Preferred or Common Stock may be adversely affected.

No application is currently being prepared for the Company's Securities to be admitted to the Official Listing and trading on any regulated market. No application is being prepared to include the Securities to trading on an "Over-the-Counter" or "Open Market", though the Company intends to submit an S-1 or Form 10 Filing within TWENTY FOUR (24) MONTHS of the close of this securities offering. There can be no assurance that a liquid market for the Securities will develop or, if it does develop, that it will continue. If a market does develop, it may not be liquid. Therefore, investors may not be able to sell their Securities easily or at prices that will provide them with yield comparable to similar investments that have a developed secondary market. Illiquidity may have a **severely adverse effect on the market value of the Securities and investors wishing to sell the Securities might therefore suffer losses.**

The Company's Preferred Stock is Equity and is Subordinate to all of our Existing and Future Indebtedness; our ability to Declare Annual Dividends on the Preferred Stock may be Limited

The Company's Preferred Stock is an equity interest in the Company and do not constitute indebtedness. As such, the Preferred Stock will rank junior to all indebtedness and other non-equity claims on the Company with respect to assets available to satisfy claims on the Company, including in a liquidation of the Company. Additionally, unlike indebtedness, where principal and interest would be customarily payable on specified due dates, in the case of preferred stock, like the Preferred Stock being offering through this Offering, (1) dividends are payable only when, as and if authorized and declared by the Company's Board of Directors and (2) as an early stage company, our ability to declare and pay dividends is subject to the Company's ability to earn net income and to meet certain financial regulatory requirements.

Dividends on the Company's Preferred Stock is Cumulative

Dividends on the Company's Preferred Stock is Cumulative. If the Company's Board of Directors does not authorize and declare a dividend for any dividend period, holder of the Company's Preferred Stock will not be entitled to receive a dividend cash payment for such period, and such undeclared dividend will accrue and become payable at a later dividend payment date. The Company's Board of Directors may determine that it would be in the Company's best interest to pay less than the full amount of the stated dividend on our Preferred Stock, at which time the undeclared portion of the dividend will accrue and become payable at a later dividend payment date. Factors that would be considered by the Company's Board of Directors in making this determination are the Company's financial condition and capital needs, the impact of current and pending legislation and regulations, economic conditions, tax considerations, and such other factors as our Board of Directors may deem relevant.

Certain Factors Related to Our Common Stock

Because the Company's Common Stock may be considered a "penny stock," and a shareholder may have difficulty selling shares in the secondary trading market.

The Company's Common Stock Securities may be subject to certain rules and regulations relating to "penny stock" (generally defined as any equity security that has a price less than $5.00 per share, subject to certain exemptions). Broker-dealers who sell penny stocks are subject to certain "sales practice requirements" for sales in certain nonexempt transactions (i.e., sales to persons other than established customers and institutional "qualified investors"), including requiring delivery of a risk disclosure document relating to the penny stock market and monthly statements disclosing recent price information for the penny stocks held in the account, and certain other restrictions. For as long as the Company's Common Stock is subject to the rules on penny stocks, the market liquidity for such securities could be significantly limited. This lack of liquidity may also make it more difficult for the Company to raise capital in the future through sales of equity in the public or private markets.

The price of the Company's Common Stock may be volatile, and a shareholder's investment in the Company's Common Stock could suffer a decline in value.

There could be significant volatility in the volume and market price of the Company's Common Stock, and this volatility may continue in the future. The Company's Common Stock may be listed on the OTCQB, OTCQX, OTCBB, The Bermuda BSX Exchange, the London Stock Exchange's AIM Market, the Canadian TSX Venture Exchange or TMX Exchange, the Irish Stock Exchange, the Frankfurt Stock Exchange and / or the Berlin Stock Exchange, where each has a greater chance for market volatility for securities that trade on these markets as opposed to a national exchange or quotation system. This volatility may be caused by a variety of factors, including the lack of readily available quotations, the absence of consistent administrative supervision of "bid" and "ask" quotations and generally lower trading volume. In addition, factors such as quarterly variations in our operating results, changes in financial estimates by securities analysts or our failure to meet our or their projected financial and operating results, litigation involving us, general trends relating to the Broadcast Technology Industry, actions by governmental agencies, national economic and stock market considerations as well as other events and circumstances beyond our control could have a significant impact on the future market price of our Common Stock and the relative volatility of such market price.

Compliance with Securities Laws

The Company's Securities are being offered for sale in reliance upon certain exemptions from the registration requirements of the Securities Act, applicable Delaware Securities Laws, and other applicable state securities laws. If the sale of Securities were to fail to qualify for these exemptions, purchasers may seek rescission of their purchases of Securities. If a number of purchasers were to obtain rescission, we would face significant financial demands, which could adversely affect the Company as a whole, as well as any non-rescinding purchasers.

Offering Price

The price of the Securities offered has been arbitrarily established by our current Managers, considering such matters as the state of the Company's business development and the general condition of the industry in which it operates. The Offering price bears little relationship to the assets, net worth, or any other objective criteria.

Lack of Firm Underwriter

The Securities are offered on a "best efforts" basis by the Company Management, without compensation and on a "best efforts" basis through certain FINRA registered broker-dealers, which enter into Participating Broker-Dealer Agreements with the Company. Accordingly, there is no assurance that the Company, or any FINRA broker-dealer, will sell the maximum Securities offered or any lesser amount.

Projections: Forward Looking Information

Management has prepared projections regarding anticipated financial performance. The Company's projections are hypothetical and based upon a presumed financial performance of the Company, the addition of a sophisticated and well funded marketing plan, and other factors influencing the business. The projections are based on Management's best estimate of the probable results of operations of the Company and the investments made by management, based on present circumstances, and have not been reviewed by independent accountants and/or auditing counsel. These projections are based on several assumptions, set forth therein, which Management believes are reasonable. Some assumptions, upon which the projections are based, however, invariably will not materialize due the inevitable occurrence of unanticipated events and circumstances beyond Management's control. Therefore, actual results of operations will vary from the projections, and such variances may be material. Assumptions regarding future changes in sales and revenues are necessarily speculative in nature. In addition, projections do not and cannot take into account such factors as general economic conditions, unforeseen regulatory changes, the entry into a market of additional competitors, the terms and conditions of future capitalization, and other risks inherent to the Company's business. While Management believes that the projections accurately reflect possible future results of operations, those results cannot be guaranteed.

ITEM 4. PLAN OF DISTRIBUTION

A maximum of 50,000 9% Convertible Preferred Stock Units are being offered to the public at $100 per 9% Convertible Preferred Stock Unit. A minimum of $200,000 must be invested prior to the Company having access to the Investment Proceeds. A maximum of $5,000,000 will be received from the offering. No Securities are being offered by any selling shareholders. The Company will receive all proceeds from the sale of Securities after the minimum of $200,000 has be reached.

The Offering is on a "Best Efforts" basis and is being offered directly by the Company and its Management. There are no plans to stabilize the market for the Securities to be offered. Investors can purchase Securities directly from the Company by completing a Subscription Agreement Online at www.AlternativeSecuritiesMarket.com. Securities can be purchased by check, money order, or bank wire transfer. Investors should call the Company for bank wire transfer instructions should they choose that method of payment for Securities.

If an underwriter is selected to assist in this offering, the Company will be required to amend the Form 1-A to include the disclosures required regarding engaging an underwriter to assist in the offering.

Although the Company is not using a selling agent or finder in connection with this Offering, it will use a website as an online portal and information management tool in connection with the Offering. The Website is owned and operated by Alternative Securities Markets Group, an equity partner of the Company, can be viewed at ***http://www.AlternativeSecuritiesMarket.com***.

This Offering Circular will be furnished to prospective Investors upon their request via electronic PDF format and will be available for viewing and download 24 hours per day, 7 days per week on the website.

In order to subscribe to purchase the Securities, a prospective Investor must complete, sign and deliver the executed Subscription Agreement, Investor Questionnaire and Form W-9 to **FlashPoints Advertising Systems, Inc.** and either mail or wire funds for its subscription amount in accordance with the instructions included in the Subscription Package.

The Investing Section of the Website Hosting this Offering will be coded to only allow access to invest to those prospective Investors that reside in jurisdictions where the Offering is registered and meet any state-specific Investor suitability standards.

The Company reserves the right to reject any Investor's subscription in whole or in part for any reason. If the Offering terminates or if any prospective Investor's subscription is rejected, all funds received from such Investors will be returned without interest or deduction.

In addition to this Offering Circular, subject to limitations imposed by applicable securities laws, we expect to use additional advertising, sales and other promotional materials in connection with this Offering. These materials may include public advertisements and audio-visual materials, in each case only as authorized by the Company. Although these materials will not contain information in conflict with the information provided by this Offering and will be prepared with a view to presenting a balanced discussion of risk and reward with respect to the Securities, these materials will not give a complete understanding of this Offering, the Company or the Securities and are not to be considered part of this Offering Circular. This Offering is made only by means of this Offering Circular and prospective Investors must read and rely on the information provided in this Offering Circular in connection with their decision to invest in the Securities.

ITEM 5. USE OF PROCEEDS TO ISSUER

The Company seeks to raise maximum gross proceeds of $5,000,000 from the sale of Securities in this Offering. The Company intends to apply these proceeds substantially as set forth herein, subject only to reallocation by Company Management in the best interests of the Company.

A. Sale of Company 9% Convertible Preferred Stock Units

Category	Maximum Proceeds	Percentage of Total Proceeds	Minimum Proceeds	Percentage of Proceeds
Proceeds from Sale of Securities	$5,000,000	100%	$200,000	2%

B. Offering Expenses

Category	Maximum Proceeds	Percentage of Total Proceeds	Minimum Proceeds	Percentage of Proceeds
Offering Expenses (1) (2) (3).	$250,000	5%	$10,000	5%

Footnotes:

(1) Includes estimated memorandum preparation, filing, printing, legal, accounting and other fees and expenses related to the Offering.

(2) This Offering is being sold by the Officers and Directors of the Company. No compensatory sales fees or related commissions will be paid to such Officers and Directors.

(3) Units Sold by Approved "Broker Dealers" will receive a commission of 5-10%, and this amount will be added to the "Company's Offering Expense".

Use of Investment Proceeds:

The Table below shows the use of proceeds until the Company achieves a break-even profitability and is based on raising the full offering amount and launching on multiple networks along with advertising funds allocated for marketing the FlashPoints service on multiple networks. As discussed earlier in the Inadequacy of Funds section, if only the minimum offering amount is raised, management will have sufficient funds to execute a scaled-down launch on a single network, however with a reduced company rate.

Description	Budget
Salaries, Benefits and Recruiting	$ 2,458,263
Advertisers sales consultants	$ 350,000
Media buy for promoting FlashPoints on first TV network	$ 300,000
Media buy for promoting FlashPoints on additional TV networks	$ 1,305,000
Set Top Boxy Integration Costs	$ 818,750
Software Development Costs	$ 611,000
Mobile ad delivery software changes	$ 75,000
Create logo for FlashPoints using 3rd party branding company	$ 40,000
Develop production version of website	$ 20,000
Patent attorney	$ 103,000
Cloud hosting service cost	$ 70,000
Trade shows	$ 72,000

Rent, Office & Computer Expenses	**$ 195,700**
Travel, M&E	**$ 83,500**
Reserve	**$1,054,687**
Offering Related Expenses	**$437,500**
MISC	**$60,000**
Less Revenue Generated Months 1-20 Net of CIMG Royalties	**($3,054,400)**
Total	**$ 5,000,000**

In the above budget the line items for buying media on the first and second TV networks will be adjusted based on the final amount of funds raised and may be reduced if the full $5,000,000 is not raised. FlashPoints Advertising Systems Inc. has been informed by the first TV network that will launch FlashPoints that TV commercial air time will be provided without charge to inform viewers about the FlashPoints program, along with a virtual TV channel providing promotional information about FlashPoints.

Budget description

Descriptions for the above budget items is provided in the table below.

Item	Description
Salaries	**Salaries for management and support**
Advertisers sales consultants	**Company will engage one or more media buying and planning agencies to promote FlashPoints sales to advertiser media buyers**
Media buy for promoting FlashPoints on first TV network	**Company will buy TV advertising time to promote the FlashPoints service on the TV networks running the FlashPoints service**
Media buy for promoting FlashPoints on four additional TV networks	**Company will buy TV advertising time to promote the FlashPoints service on the TV networks (cable TV or IPTV or Satellite or Mobile networks) running the FlashPoints service**
Set Top Box Integration	**FlashPoints software will be developed and integrated into various Set Top Boxes used by the different TV network operators**
Software (S/W) development consultants	**Budget for outside developers to develop new software features and perform Set Top box software integrations**
S/W integration and tech support for first launch in NYC area	**Software integration, testing, and technical support for first product launch**
Technical support for launching FlashPoints on additional TV networks	**Software integration, testing, and technical support for first product launch on additional TV networks**
Mobile ad delivery software changes	**Company will improve its mobile network advertising software by adding additional interfaces and performing additional testing**
Create new brand name for FlashPoint Service using 3rd party branding company	**Budget for hiring a 3rd party branding company to create an extraordinary brand name to replace the FlashPoints name**
Develop production version of website	**Make production website changes**
Legal	**Budget for legal costs including filing new patent application and service existing applications**
Cloud hosting service cost	**Budget for renting computer power from cloud hosting service**

Trade shows	**Trade show budget**
Travel	**Customer travel budget**
Reserved	**Reserved amount for contingencies**
Less revenue generated Months 1-20 net of CIMG royalties	**This amount is the expected revenues for the first 20 months of operation and at 20 months the Company targets being cash flow positive. This is the net revenue amount after paying Channel Islands Media Group the agreed to software license fees.**

ITEM 6. DESCRIPTION OF BUSINESS

A. The Company:

FlashPoints Advertising Systems, Inc. will operate a TV advertising incentive delivery service that incentivizes TV viewers to watch ads by offering coupons, loyalty point, and other incentives when viewers do not skip ads or change channels. FlashPoints Advertising Systems Inc. is a Delaware C corporation with website at www.MyFlashPoints.com.

FlashPoints evolved out of the R&D group at Channel Islands Media Group, Inc. (CIMG). CIMG is an incubator company that has developed other products and technology that are non-competitive to FlashPoints and remain the property of CIMG. FlashPoints does not require any of the CIMG technology not included in the above Exclusive and Non-Exclusive Technology Lists to launch the FlashPoints service including targeted advertising. A partial list of the CIMG non-competitive technology includes CI-Studios, a unique movie and show content production financing model for the production of Hollywood style movies and shows. CIMG also has non-competitive R&D activities related to creating and delivering TV shows on mass-transit systems (buses, trains, trolleys, taxis, etc.) and in waiting areas such as border crossings, government offices, etc. FlashPoints Advertising Systems Inc. has exclusive license to the FlashPoints service CORE technology (defined below) for all fields of use, as well as exclusive license for other advertising and video technology in all fields of use excluding vehicles as described in the license section. CIMG also has non-competitive projects related to satellite video distribution over meta-material, flat satellite antennas, as well as a content creation Media Company.

Any of the CIMG R&D may result in new companies launched by CIMG and the new companies will not be competitive with FlashPoints. FlashPoints Advertising Systems, Inc. may license FlashPoints to CIMG child companies using commercial licensing terms priced at fair-market value for the products and services offered by the CIMG launched non-competitive company.

Business opportunity / Premise

TV advertising in the US is a $69 billion dollar a year industry. TV advertising effectiveness is being eroded because viewers can simply skip ads with Digital Video Recorder (DVR) technology.

FlashPoint Advertising Systems Technology targets two large TV advertising markets (over 50 million subscribers combined) with unprecedented audience reach to Set Top Boxes, mobile phones, ipads, and PCs. The Company is targeting launching cloud based system reaching 3.5 million homes in Q3/2014 with one of the world's largest advertising media buying group, is in discussions with one of the world's largest packaged goods manufacturer along with other advertisers.

Investment needs

Up to $5,000,000 financing to support roll out of the system at a cable company already committed to launching FlashPoints and additional TV networks also known as video distribution companies or Multichannel Video Program Distributors (MVPD). Target TV network customers are cable TV, IPTV, and mobile video distribution companies. Company will use funds for operations and marketing service to advertisers and end users of the FlashPoints Service.

Market Segment

Broadcast TV targeted advertising market for cable, satellite, Internet Protocol TV ("IPTV"), and Internet / Over-The-Top networks delivering ads, loyalty reward points and electronic coupon distribution, and other incentives to watch TV ads delivered on TVs, Set Top Boxes, PCs, iPads, and mobile phones. Incentives for ads delivered automatically while watching commercials.

Market Size

TV advertising in the United States is estimated at around $69 billion per year. Company goal is to reach 90 million pay-TV subscribers worldwide in 5 years using cable, satellite, IPTV, Internet, and mobile TV infrastructure. Pay-TV is a subscription service where viewers pay to watch one or more particular television channels.

Competitive Advantages

1) TV advertising application increases effectiveness and reach with incentives and targeted ad delivery.
2) Unifying ad delivery platform bridging TV advertising, incentives, rewards, and coupons.
3) Unique 'lean-back' delivery system compatible with TV viewing habits.
4) TV ads can be automatically linked to social media space (Facebook, Twitter, Four Square, etc.).
5) Proven senior management team with track record of dominating a market space.
6) Proven developers deployed 20 million copies of prior company's product at over 300 pay-TV operators worldwide.
7) Cloud based solution ready to deploy on major cable, IPTV, and satellite networks serving over 50 million subscribers. (No major infrastructure build out necessary, rather only a minor client device software integration).

Target Customers

Cable TV Multiple System Operators (MSOs) such as Comcast, Time Warner, Charter, Cablevision, etc., IPTV operators such as Verizon, AT&T, Satellite operators such as Dish Networks and Direct TV, and over the Internet TV operators such as Hulu.

Stage of Development

Server side software for incentive delivery over TV network is developed and ready for integration into TV operators head-end. Apple iPhone and iPad application is developed and ready for testing. Android OS application is in early stage of testing. Company is on track for first system deployment in Fall 2014.

B. Product Introduction

The FlashPoints Advertising Systems (www.MyFlashPoints.com)is a coupon and incentive delivery solution that provides a visual indicator that a TV or video commercial has an incentive associated with the ad. The incentive is automatically delivered to registered uses when they watch TV and do not skip commercials or change the TV channel. A FlashPoints application or the FlashPoints website is used to manage the incentives received by subscribers of the FlashPoints service. Incentives are emailed, printed or text messaged to users who do not download the app. FlashPoints incentives are managed via an application or web portal and the FlashPoints rewards web portal can be accessed at www.MyFlashPoints.com

FlashPoints Advertising Systems user registration is performed in a number of ways including on the TV set of the viewer. User registration is simplified in some systems by having the user registration data prepopulated with subscriber data. For example, on a cable TV network, a cable TV subscriber's information is prepopulated onto the registration page once the subscriber "opts-in" to use the service. Opting-in to use the service indicates the user's agreement with the terms and conditions for the service and an explicit indication by pressing the "opt-in" button on screen that they agree to the terms.

The next Figure provides an overview of our vision for the service.


OUR VISION
TO MAKE TV & VIDEO ADVERTISING
MORE REWARDING
WITH INCENTIVES TO
WATCH ADs & ENGAGE
ON ANY SCREEN

The FlashPoints Advertising Systems user experience is unique in the industry because the TV viewer does not need to press a button or do anything to get an incentive. This patent-pending do-nothing method of distribution gives FlashPoints Advertising Systems the broadest audience reach of any broadcast TV advertising incentive program and it is this feature in particular that excites the advertising community. A summary of the user experience is provided in the next Figure.


USER EXPERIENCE
TV VIEWING IS A LEAN-BACK EXPERINCE AND FLASHPOINTS MAKES TV ADS MORE ENGAGING WITH OR WITHOUT PRESSING BUTTONS
› LEANBACK
› ENJOY
› DON'T SKIP ADS
› GET REWARDS
IT'S JUST THAT SIMPLE

How FlashPoints Advertising Systems Works

An overview of how FlashPoints Advertising Systems works is provided in the next Figure. The registration process was described in an early section of this plan and the overview provided in the Figure that follows assumes the TV viewer has completed the simple registration process.



HOW IT WORKS - OVERVIEW
Step 1
Lean back – watch TV
Step 2
FlashPoints
Indicator
Flash Points ad
Step 3
Coupons
Incentive sent
to phone or loaded
onto loyalty cards
Step 4
Coupons
Scan incentive at retail
location and receive incentive

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C. **Products and Services**

FlashPoints Advertising Systems is an end-to-end incentive platform that has a broad audience reach, provides a lean-back and *do nothing* TV viewing friendly experience, is addressable on a wide range of devices including mobile phones, TVs, Set Top Boxes, tablets, etc., provides advertisers powerful insight into the performance of the ad campaigns, and includes detailed ad and incentive tracking. The diagram below provides an overview of the end-to-end solution.



FlashPoints IS AN ENGAGEMENT SOLUTION FOR TV ADVERTISERS
FlashPoints IS AN INTEGRATED MARKETING PLATFORM DELIVERING COUPONS, INCENTIVES, & REWARDS FOR TELEVISION, MOBILE PHONES, PCs, AND TABLETS
MOBILE COUPONS
Broad AUDIENCE Reach
LEANBACK DO NOTHING Experience
ADDRESSABLE On TVs, PCs, Mobile, Tablets
INSIGHT POWERFUL ANALYTICS
TRACKING INCENTIVES
IT'S JUST THAT SIMPLE

FlashPoints Advertising Systems works with Pay TV services such as cable TV, Satellite TV, IPTV, and over the open Internet or broadband connections to mobile phones, tablets, Set Top Boxes, computers, connected TVs, and other devices. FlashPoints Advertising Systems users can optionally download a FlashPoints Advertising Systems application that manages incentives, rewards, coupons, etc. received from advertisers.

FlashPoints Advertising Systems includes power targeted advertising support delivering ads that may be more interesting to a viewer. The targeted ad support in FlashPoints Advertising Systems allows advertisers to segment viewers to provide more lifestyle relevant ads to viewers. For example, advertisers can deliver a mini-van car ad to families with children and a sports car ad to professionals without children.

FlashPoints Advertising Systems – Pay TV support

FlashPoints Advertising Systems has been developed to be 100% compatible with the latest broadcast TV equipment being used by the leading Pay-TV service providers such as Comcast, Time Warner, Cox, Charter, Dish, Direct TV, Verizon, AT&T, and others. Developing FlashPoints Advertising Systems for Pay-TV services on cable, satellite, and IPTV networks is much more difficult to develop than supporting Internet connected mobile phones, tablets, PCs, etc. The reasons for this is that Set Top Box software development is much more difficult than developing a mobile phone or tablet application, and the Pay TV networks use older IP and non-IP protocols. In addition, Pay TV operators are reluctant to put additional hardware onto their networks. The top five managers and developers of the FlashPoints Advertising Systems product are truly world-class experts in developing equipment for pay TV networks and have more than 65 years of combined experience with developing products including MPEG, DVB, ATSC, ISDB-T, SCTE, ISO, and IETF standards. These are the same standards used by Pay TV operators.

FlashPoints Advertising Systems – Internet support

Mobile TV viewing on wired and wireless connected devices is dramatically increasing and FlashPoints Advertising Systems includes the support required to deliver ads and video to Internet supported devices such as mobile phones, tablets, PCs, connected TVs, Internet connected Set Top Boxes such as Roku or Apple TV or other similar devices. While FlashPoints Advertising Systems developers have incorporated the more difficult to develop Pay TV support, FlashPoints Advertising Systems includes high performance Internet support as well. And, FlashPoints Advertising Systems was developed to run in the cloud, resulting in an easier to deploy and scale solution than when compared to applications running on dedicated servers in a FlashPoints Advertising Systems owned data center.

FlashPoints Advertising Systems – Application

FlashPoints Advertising Systems incentives, rewards, coupons, etc. can be delivered via SMS text messages, email, printed on a computer printer, or mailed to subscribers. User can manage the incentives they receive using an on-line web portal or a mobile phone/tablet application. Screen shots for the mobile phone application are provided in Appendix A.

The FlashPoints Advertising Systems application "app" provides the following:

- **iOS, Android apps in addition a web interface**
- **manages loyalty points, coupon, rewards**
- **reminders on expiring offers (future)**
- **setting for social media site postings**
- **easy settings and interface to share incentives**
- **coupons accessible on phone during checkout**
- **automatic posting to advertisers loyalty points program**
- **simple interface to rate incentives (future)**

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FlashPoints Advertising Systems – Social Network Extensions
FlashPoints Advertising Systems includes social network extensions that link FlashPoints Advertising Systems ads and incentives in a variety of different ways to social media networks. FlashPoints Advertising Systems includes a flexible social media network interface that interfaces to Facebook, twitter, and can interface to many other social network sites. In addition, the FlashPoints Advertising Systems subscriber can elect to have automatic or manual posting to social media sites. The Figure below provides an overview of the social network extensions built into FlashPoints Advertising Systems.


SOCIAL NETWORK EXTENSIONS
facebook
twitter
FlashPoints ads optionally post to TV viewers
Social Media sites
New ad revenue opportunities:
1. Tweet on ad delivered
2. Tweet on Incentive being used
3. Incentive is "liked" or "shared"
4. Ad or Incentive is access by others
5. Ad or incentive is used by others
FlashPoints' ad revenues increase during
life of TV ad campaign
Ian Padgham
Samantha Warren
JANUARY
FREE
REGULAR SIZE
ORDER OF
FRENCH FRIES

Campaign Management

FlashPoints Advertising Systems Campaign Manager software is a flexible ad manager that provides an extensive range of settings allowing advertisers to manage their campaigns. Example Campaign manager controls include selecting broadcast (linear) TV or VOD or both, ad budgets, maximum number of days, ad rotation, targeted ad settings, maximum number of ad spots, start date, end date, incentive values, maximum number of ads in any one break, and other ad related settings. A screen capture of the main FlashPoints Advertising Systems campaign manager Graphic User Interface (GUI) page is shown in the diagram below. The annotation in red labeled Fields-A through Fields-T on the right side of the figure below show the setting or controls for each field.


HOME ICE VOD SIGNAGE PROFILES LINEUPS COMPANIES ADS CATEGORIES END USERS/STB's USERS/OPERATORS SUBSCRIBER CAMPAIGNS
Id Name Target Budget Max CPM # Of Spots # Of Impressions Start Date End Date Placement Method
Nike Fall 2011 VOD 1000 5.0 44 0 2011-11-15 00:00 2011-12-01 00:00 Round Robin
A B C D E F G H I
Id Campaign Ad Duration Start Time End Time Max Per Break Max Per VOD
J K L M N O P
Id Profile Search Method
Q R
Genre
S
Resource
T

Campaign fields shown above can be set by GUI or via automated ad ingest processing

Fields:

A – Campaign Name
B – VOD/Broadcast or Both
C – Ad budget
D – Max. CPM for this budget
E – Max. number of spots.
F – Impressions already delivered.
G – State date of Campaign
H – End data of Campaign
I – How ad is placed, priority, round robin, etc.
J – One or more ads associated with this campaign.
K – Ad name
L – Ad duration in seconds
M – Start time ad can be viewed
N – End time ad can be viewed
O – Max. number of ads in any one ad break.
P – Max. number of ads in one VOD title.
Q – Campaign Profiles
R - Target can be genre of content plus profile data
S – defines genre list
T – Campaign asset resource

Value proposition

The slide below summarizes the FlashPoints Advertising Systems value proposition.

VALUE PROPOSITION

NEED	PROPOSITION	PROOF
Attention	Watch ad & receive reward	100% monitoring
Innovation	Incentive to watch DVR ads	100% monitoring
Ease of Use	Simple & consumer friendly	Automatic delivery
Performance	Widest audience reach of any incentive, coupon, or reward method	Do nothing
Viewer insight	Full analysis with targeted / addressable ad option	For all campaigns
Retail Measurement	Measure shopper behavior and evaluate return on investment	Sales uplift & data

Analytics and Reporting

FlashPoints Advertising Systems incorporates an extensive list of analytic and reporting data that assist advertisers in analyzing their advertising Return-On-Investment. Reports include metrics on complete and partial ad views, incentives delivered, exposure days, and with advertiser supplied data sales uplift during and post ad campaign, Return On Investment calculations are performed.

Consumer Survey

In the fall of 2013 a survey of 401 consumers was conducted by MBA graduate students at San Diego State University. The survey participants watched a one-minute sizzle reel and then were asked a series of questions. The one-minute sizzle reel can be found on the Internet at the following website:

https://vimeo.com/100240351

A summary of the consumer survey results is shown in the figure below:


FLASHPOINTS ROOM CONSUMER SURVEY - SUMMARY
EXCELLENT RESULTS FROM A BROAD RANGE OF CONSUMERS
Percentile Ranking
100
90
80
70
60
50
40
30
20
10
0
65
60
61
73
62
62
64
I like the idea of FlashPoints
I am interested in using FlashPoints
I am likely to try FlashPoints
FlashPoints sounds easy to use
I believe FlashPoints could give me useful rewards
I would tell friends and family about FlashPoints
Combined Overall Average
Results of fall 2013 San Diego State University MBA graduate student FlashPoints survey of 401 people after watching FlashPoints sizzle reel

FlashPoints Advertising Systems Scaling

Scaling a product such as FlashPoints Advertising Systems can be difficult especially in the cable TV world. FlashPoints Advertising Systems management and developers have over 65 years of cable, satellite, IPTV, Internet, and video experience. The FlashPoints Advertising Systems system has successfully been integrated with Cable TV networks, the most demanding networks for system scaling. Scaling for Internet and mobile TV networks is much easier than cable TV. The slide below summarizes FlashPoints Advertising Systems scaling.

SYSTEM SCALING

Good news:

This is not cable TV circa 2008

- **Set Top Boxes have return channel, most use DOCSIS**
- **EBIF (or similar) firmware used in over 35 million STBs**
- **Over The Top / mobile / pads – 100% ready**
- **Cable company: FlashPoints bandwidth for 6 million concurrent ad hits in ad pod *"no problem"***
- **Server scaling in cloud is cost effective**

First full-scale deployment targeted Fall 2014

D. Additional Disclosures – Technology Licenses

FlashPoints Advertising Systems Inc. has exclusive license in the defined Field Of Use to the following critical software and related Intellectual Property from Channel Islands Media Group Inc. for the FlashPoints software products including all the software technology and knowhow necessary to develop, deploy, maintain, and enhance FlashPoints Advertising Systems:

Exclusive License Technology	Description
FlashPoints CORE Technology (formerly called Wiggle Room)	Delivering, managing, and redeeming FlashPoints Advertising Systemss incentives, coupons, rewards, games, etc. to consumers over Cable, Satellite, IPTV, Terrestrial, Mobile and the open Internet. Includes FlashPoints Advertising Systemss "app" for iPhones, iPads, Android phones and pads. Includes website for FlashPoints Advertising Systemss access over the web from PCs, MACs, laptops, without an application. Includes linking FlashPoints Advertising Systemss to social media sites. Exclusive license for all Fields Of Use.
Linear Targeted Ads	Delivering targeted advertising to individuals over broadcast tv channels by replacing ads with targeted ads from another ad source.
Directed Channel Change	Delivering targeted advertising by changing the TV channel that the viewer is watching without the viewer knowing the channel was changed. At the end of a directed channel change the software automatically switches the channel back to the main channel without the viewer knowing.
VOD - HLS Targeted Ads	Delivering targeted ads to iPhones, iPads, Android phones and tablets, and other devices supporting HLS for Video On Demand services.
VOD - Ad insertion via proxy	Proxy processing to insert ads into VOD streams on HLS and other VOD delivery services.
HLS Simulated Live Targeted Ads	Delivering content that appears to be "live" on HLS VOD service with insertion of targeted ads.
Ad Ingest	Processing to ingest ad video and ad related scheduling data
Ad Scheduler	Processing to schedule ad playout
Perfect AIM	Process to segment audiences and create targeted ad campaign data
Ad reporting	Processing to report the number of ads delivered and reporting other ad related data used by advertisers
VAST	An interface supporting the digital Video Ad Serving Template (VAST) universal XML schema for service ads to digital video players
SCTE-35	An interface supporting Society of Cable Telecommunications Engineers ANSI_SCTE 35 standard for signaling an ad insertion opportunity in a MPEG video stream.

The Field Of Use for the exclusively licensed technology is for all fields for the FlashPoints CORE Technology (defined above) without limitation. The Field Of Use for the other Technologies (Linear Targeted Ads, Directed Channel Change through VAST, and SCTE-35 in the above table) is exclusive for Set Top Boxes (STBs), mobile phones, tablets, PCs, digital signage, game and console systems and other electronic devices; excluding moving vehicles.

FlashPoints Advertising Systemss Inc. has non-exclusive license for all fields of use to the following non-critical software and related Intellectual Property from Channel Islands required for the FlashPoints Advertising Systemss product. The technology listed below is standard content processing technology used by most video content delivery systems and cannot be used without the technology shown as FlashPoints CORE Technolgy above to build a FlashPoints competitive product.

FlashPoints Advertising Systems Inc. has a royalty-free non-exclusive license to the following non-critical software and related Intellectual Property from Channel Islands required for the FlashPoints Advertising Systems product. The technology listed below is standard content processing technology used by most video content delivery systems and cannot be used without the technology shown as Exclusive above to build a FlashPoints competitive product.

Non-Exclusive Technology List	Description
Content Ingest	Processing to ingest video content.
Content streaming	Processing to playout video content.
Content playlist	A playlist containing the order or timing of when content should be played.

The exclusive license terms to the above technology with Channel Islands Media Group, Inc. includes: (i) the issuance of 4,000,000 shares of Company Common Stock, (ii) a payment of $53,000, and (iii) an 8% royalty payment on sales revenue generated by the FlashPoints system with royalty capped at $5,000,000 in total royalty payments. This royalty cost is included in the Company financial projections.

The FlashPoints product and the FlashPoints Advertising Systems Company evolved out the R&D group at Channel Islands Media Group Inc. (CIMG). CIMG is an incubator company that has developed other products and technology that are non-competitive to FlashPoints Advertising Systems and remain the property of CIMG. FlashPoints Advertising Systems does not require any of the CIMG technology not included in the above Exclusive and Non-Exclusive Technology Lists to launch the FlashPoints Advertising Systems service including targeted advertising. A partial list of the CIMG non-competitive technology includes CI-Studios a unique movie and show content production financing model for the production of Hollywood style movies and shows. CIMG also has non-competitive to the FlashPoints service R&D activities related to creating and delivering TV show and delivering ads on mass-transit systems (buses, trains, trolleys, taxis, and other vehicles) and in waiting area such as border crossings, government offices, etc. CIMG also has non-competitive projects related to satellite video distribution over meta-material flat satellite antennas as well as a content creation media company.

Any of the CIMG R&D may result in new companies being launched by CIMG but the new companies will not be competitive with FlashPoints Advertising Systems and these CIMG spinout companies may license FlashPoints from FlashPoints Advertising Systems Inc. using commercial license terms for the products and services offered by these companies.

E. Marketing

The target market for the FlashPoints solution is TV advertisers that provide coupons, incentives, loyalty points, sweepstakes, and other rewards as part of the advertisers marketing campaign. Many TV advertisers are looking for enhanced customer engagement and are increasing mobile ad spending. FlashPoints enhances customer engagements on all screens and provides one of the most compelling cross-platform (mobile, cable, satellite, IPTV) solutions for delivering advertiser incentives. Acceptance of the FlashPoints Advertising Systems solution by large Consumer Packaged Goods (CPG) companies has been very strong and the company is targeting to sign up five large advertisers and a number of smaller ones for the first launch slated for the Fall of 2014.

A key marketing channel for FlashPoints will be media buying, planning, and media investment management companies that plan advertising campaigns. The company has had excellent acceptance of its solution gaining support from Group M and its operating company Mindshare in promoting the FlashPoints. Group M, is the largest company in its market, with an estimated 32% share of the total measured volume among global media agency networks with more than $73.5 billion in worldwide billings. The company has support from smaller media investment companies and targets to expand the number of media buying companies promoting FlashPoints to their customers to 10 by the end of 2014.

With advertisers already on board to use the FlashPoints solution, the company will need to generate consumer demand for the incentives, coupons, and rewards provided by FlashPoints Advertising Systems. A multifaceted approach will be used to generate consumer demand and will included the following:

a. Pay TV operator supplied promotional ad spots on TV
b. Pay TV operator supplied virtual TV channels that run detailed infomercial style videos about FlashPoints
c. Purchased promotional ad spots
d. Promotions at live events such as on campuses, at sporting events, concerts, etc.

e. News stories on the program
f. Radio interviews and press releases
g. Co-promotions with advertisers providing prizes and rewards

F. Intellectual Property

The company has exclusively licensed from Channel Islands Media Group, Inc., a US Patent application titled "Media Based Coupon Distribution System" filed on October 10, 2013, with inventors listed as Mr. Cooper, Mr. Beatty, and Mr. Kulakowski, collectively the company's key management team. This patent claims priority to provisional patent application Number 61/622473 filed on April 10, 2012 for the same subject by the same inventors.

The company is working on an additional patent filing related to advertising incentives.

G. Revenue flow

TV advertising has a complex revenue flow as shown in the diagram below. FlashPoints Advertising Systems has commitments under Non-Disclosure Agreements with advertisers, ad agencies, and pay TV operators supporting a Fall 2014 FlashPoints launch. Announcements on the launch and the large recognized advertisers and brands participating in the launch will be announced in the Summer 2014.



Ad Share $
Major Stakeholders are Engaged for Fall 2014 launch
CRM Data
MSO'S
Flash Points
$
CRM Data
CARRIAGE FEES $
$
LOCAL AND NAT'L AD INVENTORY
$
AD AGENCIES
$
ADVERTISERS
$
BROADCAST NETWORKS
$
$
$
$
$
Ad Share $
CI PROPRIETARY ANALYTICS
TEXT TO CONSUMER PHONE
FlashPoints Loyalty Rewards Program
SOCIAL NETWORKS
REDEMPTION/ 3RD PARTY PROGRAMS

Financial projections

The revenue model for the company is based on a 7% increase in the price the advertiser pays for their TV advertising. For example, if the advertiser buys cable TV ad time for $20 per 1,000 viewers seeing the ad, then the cost for that same ad using the FlashPoints service to deliver coupons, incentives, etc. will only increase by $1.40 per 1,000 viewers. Note that these costs are usually referred to as CPM rates or Cost Per thousand using roman numeral M meaning thousand. The table below summarizes the revenue model. The first table shows the breakdown of an ad-rate without FlashPoints. The second table shows a breakdown of the ad revenue for an ad with FlashPoints.

Ad rate in $ per 1,000 viewers seeing ad without FlashPoints	Amount received by Pay-TV operator	Amount to FlashPoints Advertising Systems Inc.
$ 20.00	$20.00	$ 0.00

Ad rate in $ per 1,000 viewers seeing ad with FlashPoints	Amount received by Pay-TV operator	Amount to FlashPoints Advertising Systems Inc.
$ 21.40	$20.00	$ 1.40

The above costs are based on negotiated pricing for a system launch in the Fall of 2014 in the New York City area. The actual term sheet for the launch is confidential and the customer and the launch are targeted to be announced in the Summer of 2014.

Our first pay-TV operator partner has agreed at this time to not charge FlashPoints Advertising Systems Inc. to add the system to their network because the operator sees FlashPoints as a way to provide TV advertisers additional services to engage TV viewing audiences to watch commercials.

The following revenue sources are generated from the FlashPoints solution:

a. Local advertisers revenues using FlashPoints to deliver incentives
b. National advertisers revenues using FlashPoints
c. Social media based revenues based on linking FlashPoints promotions to Facebook, Twitter, email, and Web based campaigns.
d. Analytic data reporting for shows watched, commercials watched, TV dwell time, incentives delivered, incentives used, etc.

The financial projections are based **only on local advertising** with the following assumptions:

1. Only local ads will carry FlashPoints incentives. Pay TV operators receive on average 2 minutes of time per hour for ad sold by the pay TV operator. Many pay TV operators sell this ad inventory to local advertisers such as car dealers, restaurants, etc. FlashPoints financial projections do not include revenue from adding FlashPoints to national ads, and the company is in discussions to add FlashPoints to national ads.
2. Only 10% (one-in-ten) of the local TV ads will use the FlashPoints service. FlashPoints Advertising Systems Inc. is in discussions with national advertisers who advertise nationwide on TV. An example is an ad that is seen nationwide as a result of being inserted in the nationwide TV signal broadcasted on a major network such as FOX Television. Note that FOX is not currently a customer and has been used for example purposes only.
3. A typical large cable or satellite or IPTV company carries 20 channels of TV that are interesting to TV advertisers.
4. There are around 6,240 local ad avails per month available to the Pay TV operation to sell.
5. With an estimate of FlashPoints on 10% of the Pay TV company's local ad avails results in 624 FlashPoints enhanced ads being run per month.
6. For a pay TV operator with 3.3 million subscribers, at current CPM (cost per 1,000 subscribers) rates for local ads FlashPoints is estimating monthly revenues in the range of $ 582,629 per month, or roughly **$0.18 per month per subscriber**. The table below summarizes the above description:

Cable TV Examples with 3 million Pay-TV subscribers	10% of local ads with FlashPoints	
Total local ads per month	6,240	
FlashPoints ads per month	624	
FlashPoints Ad views /month /channel	22MM	
Aggregate of top 20 channels views/month	440MM	
FlashPoints ad delivery revenue per month from one cable operator with around 3 million subscribers	$ 582,629	

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Growth Projections

After a user performs a simple FlashPoints service registration, valuable incentives are delivered automatically to the TV viewer without the viewer having to press a button on a remote control. Advertiser and Pay-TV service operators are excited about FlashPoints because the viewer does not need to do anything to get the incentive.

Because of the do-nothing nature of FlashPoints the company is forecasting rapid growth for the service. In addition, the system is fully compatible and works with cable-TV and satellite-TV service providers hardware that service 100's of millions of subscribers worldwide. In the United States (US) the top eight pay TV providers service over 80 million subscribers (source MRG Co. see note 1). FlashPoints technology is compatible with these pay TV services as well as mobile and Internet delivered video. The company has had excellent discussions with three of the top eight Pay-TV service providers and will be launching its system on one of the eight in the fall of 2014.

Dramatic growth will be based on successful deployment of the technology in the Fall of 2014 and strong advertiser acceptance. The company is basing its revenue projections on strong advertiser acceptance and integration into Pay-TV systems.

As discussed in the prior section the revenue target for FlashPoints is $0.18 per Pay-TV subscriber per month, and this revenue is generated from advertisers paying 7% more to add FlashPoints to their adverts.

The table below summarizes the top eight US pay TV providers that FlashPoints Advertising Systems will market the FlashPoints service to and the potential FlashPoints revenue from each network:

Pay TV service provider	**Technology**	**Est. subscribers[1]**	**Potential FlashPoints annual revenue[2]**
Comcast	**Cable**	**21,000,000**	**$45,360,000**
Direct TV	**Satellite**	**20,000,000**	**$43,200,000**
DISH Networks	**Satellite**	**14,000,000**	**$30,240,000**
Time Warner Cable	**Cable**	**12,000,000**	**$25,920,000**
Verizon	**IPTV**	**4,700,000**	**$10,152,000**
AT&T	**IPTV**	**4,500,000**	**$9,720,000**
Charter	**Cable**	**4,000,000**	**$8,640,000**
Cablevision	**Cable**	**3,300,000**	**$7,128,000**

The FlashPoints service will also be marketed to smaller pay TV providers in the US as well as large and small pay TV service providers worldwide. The company is in discussions with large pay TV services providers in the UK and in Asia.

Note 1: The numbers for the top US Pay-TV operators can be found at:
http://www.mrgco.com/blog/cable-vs-satellite-vs-iptv-subscribers-in-the-us/

Note 2: This column shows *potential revenue* numbers and not actual revenue numbers and contain forward-looking projections that involve numerous risks and uncertainties.

Financial Summary

Rapid growth is achieved as a result of successful sales at 12 of the largest pay TV cable, satellite, mobile, and IPTV companies worldwide. The company has had positive discussions with five of the largest pay TV providers worldwide. Note that these are forward looking projections subject to all the risk disclosures provided elsewhere herein.

5 YEAR FINANCIALS	Year 1	Year 2	Year 3	Year 4	Year 5
Total active users (EOY)	350,000	6,000,000	55,000,000	75,000,000	90,000,000
Revenues	$ 120	$ 10,573	$ 99,941	$ 139,536	$ 171,069
Expenses	$ (3,608)	$ (1,980)	$ (16,620)	$ (30,090)	$ (36,075)
Cashflow from Operations	$ (3,500)	$ 7,495	$ 70,201	$ 103,208	$ 129,888
Cashflow from Financing	$ 5,000	$ -	$ -	$ -	$ -
Net Cash Position (EOY)	$ 1,818	$ 9,603	$ 80,114	$ 183,291	$ 313,299
Headcount	12	19	40	65	90
Operating margin	N/A	71%	70%	74%	76%

H. Conclusion

FlashPoints Advertising Systems:

- First to market with a 'lean back' TV ad incentives with broad audience reach
- Delivers incentives with and without remote control button presses
- Delivers *Targeted lifestyle relevant* ads
- Scalable business with ad based revenues
- Has strong early market traction with industry leading innovators in the advertising, media purchasing, and pay TV operations
- Strong revenue model monetizing only local ad insertion
  - National ad insertions and mobile ads greatly increase company revenue and are not included in financial projections
- Unifies TV ad incentives across TV, mobile, tablets, Set Top Boxes, and connected TVs
- Launching Fall 2014 with 3 million households in NYC area

THE FOLLOWING NINE PAGES PROVIDE A POWER POINT SLIDE PRESENTATION ON ADVERTISER PROBLEMS, THE FLASHPOINTS SOLUTION, MARKET TRACTION AND COMPETITIVE ADVANTAGES OF THE FLASHPOINTS PRODUCT. THERE IS ONE SLIDE PER PAGE.


Flash Points
FlashPoints
Advertising Incentive
Program
My Profile
7 Coupons
12 Rewards
Statistics
FlashPoints
My Profile
Points
Coupons
Rewards
Loyalty Cards
Games
Help
SIGN OUT
Points
Starbucks Blond Roast...
Starbucks Frappuccino
Starbucks Double Shot

Solution:

FlashPoints:

- Incentives to *watch* ads and engage viewers
    - Coupons, loyalty points, games, sweepstakes
- Lifestyle relevant ads increase ad effectiveness
- Hassle-free incentive delivery (*do nothing*)
- Increased audience reach (automatic delivery)
- Seamless mobile, pad, Set Top Box incentive delivery
- Single solution with browsers and Set Top Boxes
- Studio's receive direct insight to viewers


Excellent ecosystem traction
TV Advertisers
Incentives and rewards for watching ads
Studio's
Enhances *National Ads*
MVPD Networks
Targeted automatic delivery
Advertisers, Studios, and MVPD's ***engaged***
(c) FlashPoints Advertising Systems Inc. | 2014 | Page 3
Flash Points


ENGAGEMENT SOLUTION FOR ADVERTISERS
FlashPoints IS AN INTEGRATED MARKETING PLATFORM DELIVERING COUPONS, INCENTIVES, & REWARDS FOR TELEVISION, MOBILE PHONES, PCs, AND TABLETS
MOBILE COUPONS
Broad AUDIENCE Reach
LEANBACK DO NOTHING Experience
ADDRESSABLE On TVs, PCs, Mobile, Tablets
INSIGHT POWERFUL ANALYTICS
TRACKING INCENTIVES
IT'S JUST THAT SIMPLE
(c) FlashPoints Advertising Systems Inc. | 2014 | Page 4
Flash Points

Solution summary

- FlashPoints™ delivers ads viewers will watch:
  - providing lifestyle relevant ads
  - incentives to watch ads
- TV compatible "lean-back" experience
- Multiple screen support (targeted ads to mobile, pads, PCs, and Set Top Boxes)
- Multiple networks (Internet, Cable, Satellite, IPTV, Over-The-Top, mobile)
- Patents pending
- TV ads optionally linked to Social Media

Flash Points

Eco system revenue


Major Stakeholders engaged.
Ad Share $
CRM Data
MSO'S
Flash Points, Inc
$
CRM Data
CARRIAGE FEES $
$
LOCAL AND NAT'LAD INVENTORY
$
AD AGENCIES
$
ADVERTISERS
$
BROADCAST NETWORKS
$
$
$
$
$
Ad Share $
PROPRIETARY ANALYTICS
TEXT TO CONSUMER PHONE
FlashPoints
Loyalty Rewards Program
SOCIAL NETWORKS
REDEMPTION/ 3RD PARTY PROGRAMS

Financial Projections

Revenue projections are for local ad avails only not including national ad revenue. Strong growth is achieved because customers are large cable, satellite, and IPTV providers with millions of subscribers.

5 Year Financials					
$ Thousands					
5 YEAR FINANCIALS	Year 1	Year 2	Year 3	Year 4	Year 5
Total active users (EOY)	350,000	6,000,000	55,000,000	75,000,000	90,000,000
Revenues	$ 120	$ 10,573	$ 99,941	$ 139,536	$ 171,069
Expenses	$ (3,608)	$ (1,980)	$ (16,620)	$ (30,090)	$ (36,075)
Cashflow from Operations	$ (3,500)	$ 7,495	$ 70,201	$ 103,208	$ 129,888
Cashflow from Financing	$ 5,000	$ -	$ -	$ -	$ -
Net Cash Position (EOY)	$ 1,818	$ 9,603	$ 80,114	$ 183,291	$ 313,299
Headcount	12	19	40	65	90
Operating margin	N/A	71%	70%	74%	76%

Flash Points

Excellent Traction

First launch starting in Fall 2014 with major players in advertising, media buying, and cable distribution industries.

Public announcements targeted for Summer 2014

Flash Points

Competitive advantages

- 1st to market with 'lean back' TV ad incentives
- Targeted ads deliver lifestyle relevant ads
- Scalable business with ad based revenues
- Strong market traction with industry leading innovators (Announcements coming Summer 2014)
- *Great potential with local ads only*
- *Unifies TV ad campaigns for pay TV, mobile, and the Internet*

Ad incentive revenue based opportunity with amazing potential

(c) FlashPoints Advertising Systems Inc. | 2014 | Page 9

Flash Points

Thank You!

Bob Kulakowski
CEO
bobk@MyFlashPoints.com

(c) FlashPoints Advertising Systems Inc. | 2014 | Page 10

Flash Points

I. EXIT STRATEGIES

The term of the Investment detailed in this offering is expected to be at least two years, but no greater than five years, and the final exit of the Company will come through one of the following methods:

- Become publicly listed:
  - U.S. OTCQB or OTCQX Listing - Summer / Fall 2015
  - Bermuda Stock Exchange Mezzanine Market - Spring / Summer 2015
  - Frankfurt or Berlin Stock Exchange Open Market - Spring / Summer 2015
- Move to a regulated within 24-36 months of Listing
  - U.S. NASDAQ Market - 2016 or 2017
  - Bermuda Stock Exchange Regulated Market - 2016 or 2017
  - Frankfurt Stock Exchange Regulate Market - 2016 or 2017
- Acquisition or Sale of the Company

There can be no assurance that a liquid market for the securities will develop, or if it does develop, that it will continue. If a market does develop, it may not be liquid. Therefore, investors may not be able to sell their Securities easily or at prices that will provide them with yield comparable to similar investments that have a developed secondary market. Illiquidity may have a severely adverse effect on the market value of the securities and investors wishing to sell the securities might therefore suffer losses.

J. Summary of Terms

The following is a brief summary of certain terms of the offering described in this offering memorandum. It is not intended to be complete and is qualified by the more detailed information contained elsewhere in this memorandum and in the text of the documents referred to herein.

Investment Size

- Target $5,000,000

Company Structure

- Private early stage Broadcast Marketing and Advertising Service Company.
- Delaware Stock Corporation (Formed August of 2014).
- ONE HUNDRED MILLION Shares of Common Stock Authorized, ONE Million Shares of Preferred Stock Authorized
- NINE HUNDRED EIGHTY THOUSAND (980,000) Shares of Common Stock Issued and Outstanding.
- NO CURRENT Shares of Preferred Stock Issued or Outstanding. FIFTY THOUSAND Shares of Preferred Stock will be Issued and Outstanding at the Completion of this Offering.
- Preferred Stock Holders have no voting rights until Shares are Converted to Common Stock.

Minimum Equity Commitment

- One 9% Convertible Preferred Stock Units.

K. The Offering

The Company is offering a maximum of 50,000 9% Convertible Preferred Stock Units at a price of $100.00 per Unit, with all Units having a par value of $0.0001.

L. Risk Factors

See "RISK FACTORS" section of this Registration for certain factors that could adversely affect an investment in the Securities Offered. Those factors include, but are not limited to unanticipated obstacles to execution of the Business Plan, General Economic Factors, and other unforeseen events.

M. Use of Proceeds

Proceeds from the sale of Securities will be used to invest in the development and growth of the Company's Broadcast Marketing and Advertising products and services. See "USE OF PROCEEDS" section.

N. Minimum Offering Proceeds - Escrow of Subscription Proceeds

The Company has set a minimum offering proceeds figure (the "minimum offering proceeds") for this Offering of $200,000. After the Minimum Offering Proceeds have been reached, all proceeds will be released from the investment account and utilized by the Company. If the Offering terminates before the offering minimum is achieved, or if any prospective Investor's subscription is rejected, all funds received from such Investors will be returned without interest or deduction. All proceeds from the sale of Units after the Minimum Offering Proceeds has been achieved will be delivered directly to the Company. See "PLAN OF PLACEMENT " section.

O. Preferred & Common Stock Units

Upon the sale of the maximum number of 9% Convertible Preferred Stock Units from this Offering, the number of issued and outstanding Preferred Stock Units of the Company's Preferred stock will be held as follows:

o Company Founders & Current Shareholders	0%
o New Shareholders	100%

Upon the sale of the maximum number of 9% Convertible Preferred Stock Units from this Offering, the number of issued and outstanding Common Stock Units of the Company's Common Stock will be held as follows:

o Company Founders & Current Shareholders	98%
o New Shareholders	2%

P. Company Dividend Policy

The Company has never declared or paid any cash dividends on its common stock. The Company currently intends to retain future earnings, if any, to finance the expansion of the Company. As a result, the Company does not anticipate paying any cash dividends in the foreseeable future to Common Stock Holders.

Q. Company Share Purchase Warrants

The Company has no outstanding warrants for the purchase of shares of the Company's Common Stock. Additionally, the Company has no outstanding warrants for the purchase of the Company's Preferred Stock.

R. Company Stock Options

The Company has not issued any stock options to current and/or past employees or consultants.

S. Company Convertible Securities

The Company, at the completion of this Offering will have 50,000 9% Convertible Preferred Stock Shares Issued if the total amount offered herein is sold.

- ***<u>Terms of Conversion or Repurchase by the Company:</u>***
  - All 9% Convertible Preferred Stock Units must be Converted to Company Common Stock either in the 2nd, 3rd, 4th or 5th year under the following terms and conditions at the Shareholders' Option:
    - <u>YEAR 2</u>: (Shareholder Conversion Option)
      - At anytime during the second year of the investment, the Shareholder may choose on the First Business Day of Each Month to convert each Unit of the Company's 9% Convertible Preferred Stock for Common Stock of the Company at market price of the Company's Common Stock at time of conversion / closing. The closing price will be the weighted average price of the Common Stock Closing Price over the previous 60 days. Fractional interests will be paid to the shareholder by the Company in cash.
      - The Shareholder can sell the 9% Convertible Preferred Stock Units back to the Company at any time after two years for the full face value of the Shares plus any accrued interest, though the Company has no obligation to purchase the units.

- Should the Company not be listed on any Regulated Stock Exchange or OTC Market ("Over-the-Counter inter-dealer quotation system"), the shares shall convert to Common Stock in the Company at the "per share value" of the Company's Common Stock as determined by an Independent Third Party Valuations Firm that is chosen by the Company's Board of Directors.

- YEAR 3: (Shareholder Conversion Option)

  - At anytime during the third year of the investment, the Shareholder may choose on the First Business Day of Each Month to convert each Unit of the Company's 9% Convertible Preferred Stock for Common Stock of the Company at market price *minus 5%* of the Company's Common Stock at time of conversion / closing. The closing price will be the weighted average price of the Common Stock Closing Price over the previous 60 days. Fractional interests will be paid to the shareholder by the Company in cash.

  - The Shareholder can sell the 9% Convertible Preferred Stock Units back to the Company at any time after two years for the full face value of the Shares plus any accrued interest, though the Company has no obligation to purchase the units.

  - Should the Company not be listed on any Regulated Stock Exchange or OTC Market ("Over-the-Counter inter-dealer quotation system"), the shares shall convert to Common Stock in the Company at the "per share value" of the Company's Common Stock as determined by an Independent Third Party Valuations Firm that is chosen by the Company's Board of Directors.

- YEAR 4: (Optional Conversion Option)

  - At anytime during the fourth year of the investment, the Shareholder may choose on the First Business Day of Each Month to convert each unit of the Company's 9% Convertible Preferred Stock for Common Stock of the Company at market price *minus 10%* of the Company's Common Stock at time of conversion / closing. The closing price will be the weighted average price of the Common Stock Closing Price over the previous 60 days. Fractional interests will be paid to the shareholder by the Company in cash.

  - The Shareholder can sell the 9% Convertible Preferred Stock Units back to the Company at any time after two years for the full face value of the Shares plus any accrued interest, though the Company has no obligation to purchase the units.

  - Should the Company not be listed on any Regulated Stock Exchange or OTC Market ("Over-the-Counter inter-dealer quotation system"), the shares shall convert to Common Stock in the Company at the "per share value" (minus any discounts) of the Company's Common Stock as determined by an Independent Third Party Valuations Firm that is chosen by the Company's Board of Directors.

- YEAR 5: (Optional & Mandatory Conversion Options)

  - *Optional*: At anytime during the fifth year of the investment, the Shareholder may choose on the First Business Day of Each Month to convert each unit of the Company's Convertible 9% Preferred Stock for Common Stock of the Company at market price *minus 15%* of the Company's Common Stock at time of conversion / closing. The closing price will be the weighted average price of the Common Stock Closing Price over the previous 60 days. Fractional interests will be paid to the shareholder by the Company in cash.

  - The Shareholder can sell the 9% Convertible Preferred Stock Units back to the Company at any time after two years for the full face value of the Shares plus any accrued interest, though the Company has no obligation to purchase the units.

  - *Mandatory*: On the last business day of the 5th year of the investment, the Shareholder MUST convert each Unit of the Company's 9% Convertible Preferred Stock for Common Stock of the Company at market price *minus 15%* of the Company's Common Stock at time of conversion / closing. The closing price will be the weighted average price of the

Common Stock Closing Price over the previous 60 days. Fractional interests will be paid to the shareholder by the Company in cash.

- Should the Company not be listed on any Regulated Stock Exchange or OTC Market ("Over-the-Counter inter-dealer quotation system"), the shares shall convert to Common Stock in the Company at the "per share value" (minus any discounts) of the Company's Common Stock as determined by an Independent Third Party Valuations Firm that is chosen by the Company's Board of Directors.

The Company has not issued any additional Convertible Securities other than those listed and detailed above.

T. Stock Option Plan

The Board has not adopted a stock option plan. If a plan is adopted in the future, the plan will administered by the Board of Directors or a committee appointed by the board (the "committee"). The committee will have the authority to modify, extend or renew outstanding options and to authorize the grant of new options in substitution therefore, provided that any such action may not, without the written consent of the optionee, impair any rights under any option previously granted.

U. Reporting

The Company will be required to furnish you with quarterly un-audited financial reports and an annual audited financial report through a public listing at www.AlternativeSecuritiesMarket.com. Further, the Company will also voluntarily send you both quarterly un-audited financial reports and an annual audited financial report via electronic mail. After the Filing of SEC Form 10 or an SEC S-1 Registration Statement with the United States Securities and Exchange Commission ("SEC"), the Company will be required to file reports with the SEC under 15(d) of the Securities Act. The reports will be filed electronically. The reports required are forms 10-K, 10-Q and 8-K. You may read copies of any materials the Company files with the SEC at www.AlternativeSecuritiesMarket.com, or at the SEC's Public Reference Room at 100 F Street, N.E., Washington, DC 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC also maintains an Internet Site that will contain copies of the reports that the Company files electronically. The address for the Internet site is www.sec.gov.

V. Stock Transfer Agent

The Company will serve as its own registrar and transfer agent with respect the Offering.

W. Subscription Period

The Offering will commence promptly after the date of this Offering Circular and will close (terminate) upon the earlier of (1) the sale of 50,000 9% Convertible Preferred Stock Units, (2) One Year from the date this Offering begins, or (3) a date prior to one year from the date this Offering begins that is so determined by the Company's Management (the "Offering Period"). The Company has set an investment minimum of $200,000 USD before the Company will have access to the Investment Proceeds, which means all investment dollars invested in the Company prior to reaching the minimum of $100,000 will be held in an investment escrow account, and only after $200,000 in securities has been sold to investors (One Hundred 9% Convertible Preferred Stock Units) will the Company have access to the Investment Proceeds. If the Offering terminates before the offering minimum is achieved, or if any prospective Investor's subscription is rejected, all funds received from such Investors will be returned without interest or deduction

REMAINDER OF PAGE LEFT BLANK INTENTIONALLY

X. TERMS AND CONDITIONS

The following is a summary of the certain principal terms of Stock Ownership in FlashPoints Advertising Systems, Inc.

The Company

FlashPoints Advertising Systems, Inc. is a Delaware Stock Corporation.

Investment Objectives

The Company's objectives are to:

(i) Develop and Grow its Broadcast Marketing and Advertising Business

(ii) Maintain a total internal rate of returns of 20%+ per annum.

Company Managers

Biographies of all Managers can be found starting on Page 58 of this Offering.

Minimum Capital Commitment

Each investor will be required to make an investment of a minimum of one 9% Convertible Preferred Stock Units.

The Offering

The Company is seeking capital commitments of $5,000,000 from Investors. The securities being offered hereby consists of up to 50,000 9% Convertible Preferred Stock Units of the Company, priced at $100.00 per Unit.

Conversion Option / Mandatory Conversion

All 9% Convertible Preferred Stock Units must be converted to Company Common Stock, either in the second, third, fourth or fifth year under the following terms and conditions at the Shareholder's Option:

- **Year 2: (Shareholder Conversion Option)**

  Shareholder Option: At anytime during the second year of the investment, the Shareholder may choose on the First Business Day of Each Month to convert each unit of the Company's 9% Convertible Preferred Stock for Common Stock of the Company at market price of the Company's Common Stock at time of conversion / closing. The closing price will be the weighted average price of the Common Stock closing price over the previous 60 days. Fractional interests will be paid to the shareholder by the Company in cash.

  The Shareholder can sell the 9% Convertible Preferred Stock Units back to the Company at any time after two years for the full face value of the Shares plus any accrued interest, though the Company has no obligation to purchase the Units.

- **Year 3: (Shareholder Conversion Option)**

  Shareholder Option: At anytime during the third year of the investment, the Shareholder may choose on the First Business Day of Each Month to convert each unit of the Company's 9% Convertible Preferred Stock for Common Stock of the Company at market price *minus 5%* of the Company's Common Stock at time of conversion / closing. The closing price will be the weighted average price of the Common Stock closing price over the previous 60 days. Fractional interests will be paid to the shareholder by the Company in cash.

  The Shareholder can sell the 9% Convertible Preferred Stock Units back to the Company at any time after two years for the full face value of the Shares plus any accrued interest, though the Company has no obligation to purchase the Units.

- **Year 4: (Shareholder Conversion Option)**

  Shareholder Option: At anytime during the fourth year of the investment, the Shareholder may choose on the First Business Day of Each Month to convert each unit of the Company's 9%

Convertible Preferred Stock for Common Stock of the Company at market price *minus 10%* of the Company's Common Stock at time of conversion / closing. The closing price will be the weighted average price of the Common Stock closing price over the previous 60 days. Fractional interests will be paid to the shareholder by the Company in cash.

The Shareholder can sell the 9% Convertible Preferred Stock Units back to the Company at any time after two years for the full face value of the Shares plus any accrued interest, though the Company has no obligation to purchase the Units.

- **Year 5: (Optional & Mandatory Conversion Option)**

  Shareholder Option: At anytime during the fifth year of the investment, the Shareholder may choose on the First Business Day of Each Month to convert each unit of the Company's 9% Convertible Preferred Stock for Common Stock of the Company at market price *minus 15%* of the Company's Common Stock at time of conversion / closing. The closing price will be the weighted average price of the Common Stock closing price over the previous 60 days. Fractional interests will be paid to the shareholder by the Company in cash.

  The Shareholder can sell the 9% Convertible Preferred Stock Units back to the Company at any time after two years for the full face value of the Shares plus any accrued interest, though the Company has no obligation to purchase the Units.

  Mandatory Conversion: On the last business day of the 5th year of the investment, the Shareholder MUST convert each unit of the Company's 9% Convertible Preferred Stock for Common Stock of the Company at market price *minus 15%* of the Company's Common Stock at time of conversion / closing.

Investment Period The investment period will begin upon qualification of this Offering by the United States Securities & Exchange Commission.

Voting Rights Preferred Stock has NO VOTING RIGHTS

Term of the Offering The Offering will commence promptly after the date of this Offering Circular and will close (terminate) upon the earlier of (1) the sale of 50,000 9% Convertible Preferred Stock Units, (2) One Year from the date this Offering begins, or (3) a date prior to one year from the date this Offering begins that is so determined by the Company's Management (the "Offering Period"). The Company has set an investment minimum of $200,000 USD before the Company will have access to the Investment Proceeds, which means all investment dollars invested in the Company prior to reaching the minimum of $200,000 will be held in an investment escrow account, and only after $200,000 in securities has been sold to investors (TWO HUNDRED 9% Convertible Preferred Stock Units) will the Company have access to the Investment Proceeds. If the Offering terminates before the offering minimum is achieved, or if any prospective Investor's subscription is rejected, all funds received from such Investors will be returned without interest or deduction.

Distributions The Company has never declared or paid cash dividends on our common stock. We currently intend to retain all available funds and future earnings for use in the operation of our business and do not anticipate paying any cash dividends in the foreseeable future for our Common Stock. Any future determination to declare dividends on our Common Stock will be made at the discretion of our board of directors, and will depend on our financial condition, results of operations, capital requirements, general business conditions and other factors that our board of directors may deem relevant.

Reports to Investors The Company will furnish to the investors after the close of each fiscal year an annual report containing audited financial statements of the Company prepared in accordance with "Generally Accepted Accounting Principles" (GAAP) and a statement setting forth any distributions to the investors for the fiscal year. The Company will also furnish un-audited quarterly statements to investors.

Valuations The Company Managers will, at least once per year, perform an internal valuation of the Company's assets, using accepted valuation techniques, to establish the fair market value of each asset as the end of such year. The fair market value of the assets will be deemed to be the ownership interest in each asset valued at the current capitalization rate for each market. In addition, detailed financial modeling will be performed using "current market assumptions" and discounted cash flow analysis.

Indemnification The Company will indemnify, defend and hold the Company Managers, the members of the Board of

Directors harmless from and against any losses, damages, costs that relate to the operations of the Company, unless the Company Manager(s) acted in an unethical manner related to directing investments.

Listings and Admissions to Trading

The Company intends to prepare an application to the U.S. OTC Market (OTCQB or OTCQB), the Bermuda Stock Exchange's Mezzanine Market and the Berlin Stock Exchange (though the Company may choose to list on the Frankfurt Stock Exchange instead of the Berlin Stock Exchange) for the Securities to be admitted to the Exchange's Official List and for Trading. Submission for listing is expected in 2015 or 2016.

ITEM 7. DESCRIPTION OF PROPERTY.

The Company does not own any real estate. The Company currently rents office spaces at 5703 Oberlin Drive, Suite 209, San Diego, California 92121 together with Channel Islands Media, Inc., and will pay 50% of the rent and expenses for such space. The Company currently has no policy with respect to investments or interests in real estate, real estate mortgages or securities of, or interests in, persons primarily engaged in real estate activities.

ITEM 8. DIRECTORS, EXECUTIVE OFFICERS, AND SIGNIFICANT EMPLOYEES

(a) *Directors and Executive Officers.*

A. The current officers and directors will serve for one year or until their respective successor(s) are elected and qualified.

Name	**Position**
Mr. Robert "Bob" Kulakowski	***Co-Founder, Chief Executive Officer& Director*** ***Chief Financial Officer***

Mr. Bob Kulakowski is CEO of FlashPoints Advertising Systems Inc., and brings 32 years of leading edge experience in TV broadcast engineering, security, networking, computer design and technology development management. In addition, Mr. Kulakowski will be serving as CFO until a qualified replacement is hired or a CFO consulting firm is engaged in the second half of 2014 or early 2015.

Mr. Kulakowski served as CTO of Channel Islands from 2010 to 2014 and architected with Mike Beatty the DiVA video targeted advertising solution to be highly scalable, very reliable, with innovative ad campaign management, ad switching, and ad delivery features.

Mr. Kulakowski also has an extensive background in patents including 9 issued patents and 14 pending patents covering digital advertising delivery, security, and hardware architectures for video distribution.

Mr. Kulakowski also designed a broadcast TV middleware system that incorporates social media features and innovative encryption and security system advances that define the new state of the art for video encryption.

Prior to joining Channel Islands, Mr. Kulakowski was co-founder of Verimatrix and CTO from 2000 through 2009. Verimatrix is a market leading IPTV Security Company and Bob's inventions and approach to security positioned Verimatrix as one of the most innovative security technology companies in pay-TV security. During Mr. Kulakowski's time at Verimatrix the company grew from no customers to over 300 satellite, cable, and IPTV operator customers that serviced over 15 million subscribers using the Verimatrix VCAS system.

Prior to Verimatrix Mr. Kulakowski was co-founder and CTO of Internet Magic a fax over Internet company whose technology was exclusively licensed by the Dialogic group of Intel. In the late 1990's Mr. Kulakowski developed a microTCP stack that became the basis of Conexant's embedded TCP products.

Other products developed by Mr. Kulakowski have been sold or licensed to IBM, AT&T, NCR, Western Digital, TDK, Silicon Systems, Yamaha, and others. Mr. Kulakowski has been founder or co-founder of venture backed companies and participated in helping raise over $50 million in venture capital.

Mr. Robin "Ross" Cooper	***Co-Founder, President & Director***

Ross Cooper is president of FlashPoints Advertising Systems Inc., and has enjoyed a career in software development and entrepreneurship that has spanned more than 30 years. Ross is the founder of numerous successful companies with innovative products and services with each one making a significant impact on their market segments.

Mr. Cooper also has an extensive background in developing and filing patents including eight issued patents and more than 10 other pending patents covering digital video distribution systems, digital advertising delivery, and innovative models for motion picture financing.

Additionally, Mr. Cooper has a creative side with numerous music and movie projects. His most notable achievement being Mindi Abair's first album which Mr. Cooper enjoyed the role as executive producer. Another notable project is the documentary named "Thank you for my eyes" that reveals certain aspects of the Iraq War.

Achievements in the Software Industry:

Founder - Pacific Digital Resources (Consulting Company)	1984 – 1988
Founder - Fisk Communications (Telecommunications)	1989 – 1992
Co-Founder - Greystone Health Sciences (Health Science)	1992 – 1995
Co-Founder - Internet Magic (Telecommunications)	1996 – 1999
Co-Founder - Verimatrix (Content Security)	2000 – 2008
Co-Founder - Channel Islands Media Group	2008 – Present

Authored popular software program: The Preparation for the SAT (over one million units sold)

Assisted Government Agencies:

Department of Defense

Department of the Navy

Federal Railroad Administration

Federal Aviation Administration

Verimatrix serving 725 television operators as of early 2014

Verimatrix yearly revenue of approx. $40 million in 2013 (profitable)

Verimatrix to go on to protect over $6 billion in yearly operator revenue.

Verimatrix protecting 24 million subscribers

"Connect" Best New Product Award Winner (FISK)

Hollywood Pioneer - Watermarking of Hollywood "Screeners"

Hollywood Pioneer – Next-Generation Movie Financing

8 Patents Issued

10 Patents Pending

Mr. Mike Beatty — ***Co-Founder, Senior Vice President, Engineering***

Senior Vice President, Engineering Mike Beatty has worked in the software development industry for over 30 years and has played a key role in several startup software companies. Mr. Beatty joins FlashPoints Advertising Systems Inc. after 5 years at Channel Islands and eight years at Verimatrix, where he was chief architect of the award winning VCAS product line. While at Channel Islands, Mr. Beatty served as chief architect of the DIVA systems developed by his team of expert engineers at Channel Islands. Mr. Beatty designed the DIVA systems using the same modular design concepts he used to create the award winning VCAS product line at Verimatrix. Mr. Beatty's expertise is developing new products and technologies and building the software development teams required to bring these products to market. His particular expertise in cryptography, security, networking and designing large scalable software systems for tier 1 cable, satellite, and telephone companies on a variety of platforms contributed greatly to Verimatrix's success. Prior to Verimatrix, Mr. Beatty was the chief architect and developer for American Grocer, where he created an online grocery store consisting of multiple integrated systems for ordering, scheduling, delivering and replenishing groceries over the Internet. As a founder of Nicheware Systems, Inc., Mr. Beatty created helpdesk software applications that provided remote control and helpdesk tracking systems. He has worked with a number of Southern California companies, including Peregrine Systems, American Grocer, and Candle Corporation.

Management Team

Mr. Bob Kulakowski as Chief Executive Officer, and Mr. Mike Beatty as Sénior Vice President of Engineering will serve as the FlashPoints Advertising Systems, Inc. Senior Management responsible for managing the day-to-day operations, marketing and sales, and technical development. Mr. Kulakowski and Mr. Beatty have committed to working a minimum of 40 hours per week for FlashPoints Advertising Systems, and both will also serve limited advisory rolls for CIMG or CIMG derived non-competitive companies.

Mr. Ross Cooper is President and will serve in a part-time capacity for FlashPoints Advertising Systems, Inc. Mr. Cooper will be responsible for handling relationships with Hollywood executives and business development for FlashPoints. As FlashPoints grows, Mr. Coopers may take on a full-time role for the Company, or a full-time business development person may be hired, in which case Mr. Cooper will remain an advisor to the Company. The Company intends to hire a full-time Chief Financial Officer or a CFO consulting firm in the second half of 2014 or early 2015.

.

The team of Mr. Mike Beatty, Mr. Ross Cooper, and Mr. Bob Kulakowski have extensive working together in growing businesses, and this team will hire the personnel necessary to grow the Company provided adequate resources.

ADVISOR

Mr. Steven J. Muehler ***Advisor***

Mr. Steven J. Muehler is the Founder and Chief Executive Officer for Blue Coast Securities Corporation & Alternative Securities Markets Group. A true pioneer in the private equity investments industry, Mr. Muehler has led Blue Coast Securities Corporation in its growth into a leading global alternative assets management and private equity investments firm. Mr. Muehler is actively involved in managing the firm's day-to-day operations and serves on the Investment Portfolio Management Committees of each of the Firm's Fixed Income Funds and Private Equity Investment Funds, including the Firm's Oil & Natural Gas Fund and Technology Fund.

Mr. Muehler has more than fifteen years in Investment Banking and Corporate Finance, holding senior financial management and business development positions in both regional banks and international finance companies. Mr. Muehler has extensive experience in structuring business plans, private and public securities offerings, and fund raising efforts for early stage to mid-cap companies. His areas of expertise are in Commercial and Residential Real Estate Development, Energy, BioFuels, Mining & Mineral Rights, Oil & Natural Gas, Medical Device and Pharmacy and New Technology.

Prior to founding Blue Coast Securities Corporation in 2008, Mr. Muehler served four years in the United States Marine Corps before attending college in South Carolina. After college, Mr. Muehler held positions in the Finance Departments of Riverview Community Bank, WCI Communities and Allied Capital Corporation. It was with these companies that Mr. Muehler worked extensively with multinational finance and investment firms in syndicating fund raising and has guided dozens of companies in the capital formation process. Mr. Muehler has also served as a business consultant to a variety of midmarket companies providing strategic and financial modeling, business development training, and management assessment.

Mr. Muehler lives in Los Angeles, California with his wife and Two Daughters. Mr. Muehler is also the host of the Radio / HD WebTV and Podcast Show "Steve Muehler, On the Corner of Main Street and Wall Street". More information about Mr. Muehler can be found at: http://www.SteveMuehler.comand at www.AlternativeSecuritiesMarket.com.

B. *Significant Employees.* All Members of FlashPoints Advertising Systems, Inc. Management Team listed above, except for Mr. Muehler, are each considered "*Significant Employees*", and are each "Executive Officers" of the Company. The Company would be materially adversely affected if it were to lose the services of any member of FlashPoints Advertising Systems, Inc. listed above are each needed to provide significant leadership and direction to the Company.

C. *Family Relationships.* None.

D. *Involvement in Certain Legal Proceedings.* There have been no events under any bankruptcy act, any criminal proceedings and any judgments, injunctions, orders or decrees material to the evaluation of the ability and integrity of any director, executive officer, promoter or control person of Registrant during the past three years.

E. Legal proceedings. There are not presently any material pending legal proceedings to which the Registrant is a party or as to which any of its property is subject, and no such proceedings are known to the Registrant to be threatened or contemplated against it.

ITEM 9. EXECUTIVE COMPENSATION.

In August of 2014, the Company adopted a compensation program for Company Management. Accordingly, Management of FlashPoints Advertising Systems, Inc. will be entitled to receive an annual salary of:

Mr. Robert "Bob" Kulakowski	Chief Executive Officer	$180,000
Mr. Robin "Ross" Cooper	President	$60,000
Mr. Mike Beatty	Senior Vice President	$150,000

NOTE: Mr. Cooper's annual compensation may be increased up to $120,000 depending on how much time he actually devotes to FlashPoints Advertising Systems, Inc.

Officer Compensation

The Company does not currently pay any cash fees to any Officer of the Company beyond those listed above.

Directors and Advisors Compensation

The Company does not currently pay any cash fees to any Director or Advisor of the Company or any employee of the Company beyond those listed above.

Stock Option Grants

The Company does not currently have any outstanding Stock Options or Grants.

Significant Employees

The Company has no significant employees other than the Company Managers named in this prospectus.

ITEM 10. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT.

(a) Security ownership of certain beneficial owners.

The following table sets forth, as of the date of this Registration Statement, the number of shares of Preferred Stock and Common Stock owned of record and beneficially by executive officers, directors and persons who hold **5% or more of the outstanding Common Stock of the Company**. Also included are the shares held by all executive officers and directors as a group.

Name & Address	Amount Owned Prior to Offering	Amount Owned After Offering
Robert "Bob" Kulakowski CEO, CFO, 5703 Oberlin Drive, Suite 209 San Diego, CA 92121	Common Stock: 2,000,000 Shares (20.4%) Preferred Stock: No Shares	Common Stock: 2,000,000 Shares (20%) Preferred Stock: No Shares
Mr. Robin "Ross" Cooper President 5703 Oberlin Drive, Suite 209 San Diego, CA 92121	Common Stock: 1,450,000 Shares (14.8%) Preferred Stock: No Shares	Common Stock: 1,450,000 Shares (14.5%) Preferred Stock: No Shares
Mr. Mike Beatty Senior Vice President 5703 Oberlin Drive, Suite 209 San Diego, CA 92121	Common Stock: 1,450,000 Shares (14.8%) Preferred Stock: No Shares	Common Stock: 1,450,000 Shares (14.5%) Preferred Stock: No Shares
Channel Islands Media Group, Inc. Shareholder 5703 Oberlin Drive, Suite 209 San Diego, CA 92121	Common Stock: 4,000,000 Shares (40.8%) Preferred Stock: No Shares	Common Stock: 4,000,000 Shares (40%) Preferred Stock: No Shares
Alternative Securities Markets Group Advisor / Shareholder 9107 Wilshire Blvd, Suite 450 Beverly Hills, California 90210	Common Stock: No Shares Preferred Stock: No Shares	Common Stock: 200,000 Shares (2%) Preferred Stock: No Shares

ITEM 11. INTEREST OF MANAGEMENT AND OTHERS IN CERTAIN TRANSACTIONS.

Related Party Transactions

Our majority stockholders are Mr. Bob Kulakowski, the Company's Chief Executive Officer and Chief Financial Officer, and Channel Islands Media Group. These two shareholders currently own the majority of the issued and outstanding controlling Common Stock of FlashPoints Advertising Systems, Inc.. Consequently, these shareholders control the operations of the Company and will have the ability to control all matters submitted to Stockholders for approval, including:

- Election of the board of directors;
- Removal of any directors;
- Amendment of the Company's certificate of incorporation or bylaws; and
- Adoption of measures that could delay or prevent a change in control or impede a merger, takeover or other business combination.

Mr. Bob Kulakowski and Channel Islands Media Group, Inc. thus have complete control over the Company's management and affairs. Accordingly, this ownership may have the effect of impeding a merger, consolidation, takeover or other business consolidation, or discouraging a potential acquirer from making a tender offer for the Common Stock. This registration statement contains forward-looking statements and information relating to us, our industry and to other businesses.

The Company has licensed technology from Channel Islands Media Group, Inc. in consideration for: (i) the issuance of 4,000,000 shares of Company Common Stock, (ii) a payment of $53,000, and (iii) an 8% royalty payment on sales revenue generated by the FlashPoints system with royalty capped at $5,000,000 in total royalty payments. This royalty cost is included in the Company financial projections.

Except as otherwise indicated herein, there have been no related party transactions, or any other transactions or relationships required to be disclosed pursuant to Item 11 of Form 1-A, Model B.

ITEM 12. SECURITIES BEING OFFERED.

9% Convertible Preferred Stock Units

A maximum of FIFTY THOUSAND 9% Convertible Preferred Stock Units are being offered to the public at $100.00 9% Convertible Preferred Stock Unit. A Minimum of $200,000 will need to be received from this Offering for the Company to receive proceeds from the Sale of any Securities of this Offering. A maximum of $5,000,000 will be received from the offering. All Securities being offered by the Company through this offering, and no Securities are being offered by any selling shareholders of the Company. The Company will receive all proceeds from the sale of its Securities after the Company has secured $200,000 from the sale of Securities through this Offering. If the Offering terminates before the offering minimum is achieved, or if any prospective Investor's subscription is rejected, all funds received from such Investors will be returned without interest or deduction.

- All 9% Convertible Preferred Stock Units must be Converted to Company Common Stock either in the 2nd, 3rd, 4th or 5th year under the following terms and conditions at the Shareholders' Option:

  - YEAR 2: (Shareholder Conversion Option)

    - At anytime during the second year of the investment, the Shareholder may choose on the First Business Day of Each Month to convert each Unit of the Company's 9% Convertible Preferred Stock for Common Stock of the Company at market price of the Company's Common Stock at time of conversion / closing. The closing price will be the weighted average price of the Common Stock Closing Price over the previous 60 days. Fractional interests will be paid to the shareholder by the Company in cash.
    - The Shareholder can sell the 9% Convertible Preferred Stock Units back to the Company at any time after two years for the full face value of the Shares plus any accrued interest, though the Company has no obligation to purchase the units.
    - Should the Company not be listed on any Regulated Stock Exchange or OTC Market ("Over-the-Counter inter-dealer quotation system"), the shares shall convert to Common Stock in the Company at the "per share value" of the Company's Common Stock as determined by an Independent Third Party Valuations Firm that is chosen by the Company's Board of Directors.

  - YEAR 3: (Shareholder Conversion Option)

    - At anytime during the third year of the investment, the Shareholder may choose on the First Business Day of Each Month to convert each Unit of the Company's 9% Convertible Preferred Stock for Common Stock of the Company at market price *minus 5%* of the Company's Common Stock at time of conversion / closing. The closing price will be the weighted average price of the Common Stock Closing Price over the previous 60 days. Fractional interests will be paid to the shareholder by the Company in cash.
    - The Shareholder can sell the 9% Convertible Preferred Stock Units back to the Company at any time after two years for the full face value of the Shares plus any accrued interest, though the Company has no obligation to purchase the units.

- Should the Company not be listed on any Regulated Stock Exchange or OTC Market ("Over-the-Counter inter-dealer quotation system"), the shares shall convert to Common Stock in the Company at the "per share value" of the Company's Common Stock as determined by an Independent Third Party Valuations Firm that is chosen by the Company's Board of Directors.

- YEAR 4: (Optional Conversion Option)

  - At anytime during the fourth year of the investment, the Shareholder may choose on the First Business Day of Each Month to convert each unit of the Company's 9% Convertible Preferred Stock for Common Stock of the Company at market price *minus 10%* of the Company's Common Stock at time of conversion / closing. The closing price will be the weighted average price of the Common Stock Closing Price over the previous 60 days. Fractional interests will be paid to the shareholder by the Company in cash.

  - The Shareholder can sell the 9% Convertible Preferred Stock Units back to the Company at any time after two years for the full face value of the Shares plus any accrued interest, though the Company has no obligation to purchase the units.

  - Should the Company not be listed on any Regulated Stock Exchange or OTC Market ("Over-the-Counter inter-dealer quotation system"), the shares shall convert to Common Stock in the Company at the "per share value" (minus any discounts) of the Company's Common Stock as determined by an Independent Third Party Valuations Firm that is chosen by the Company's Board of Directors.

- YEAR 5: (Optional & Mandatory Conversion Options)

  - *Optional*: At anytime during the fifth year of the investment, the Shareholder may choose on the First Business Day of Each Month to convert each unit of the Company's Convertible 9% Preferred Stock for Common Stock of the Company at market price *minus 15%* of the Company's Common Stock at time of conversion / closing. The closing price will be the weighted average price of the Common Stock Closing Price over the previous 60 days. Fractional interests will be paid to the shareholder by the Company in cash.

  - The Shareholder can sell the 9% Convertible Preferred Stock Units back to the Company at any time after two years for the full face value of the Shares plus any accrued interest, though the Company has no obligation to purchase the units.

  - *Mandatory*: On the last business day of the 5th year of the investment, the Shareholder MUST convert each Unit of the Company's 9% Convertible Preferred Stock for Common Stock of the Company at market price *minus 15%* of the Company's Common Stock at time of conversion / closing. The closing price will be the weighted average price of the Common Stock Closing Price over the previous 60 days. Fractional interests will be paid to the shareholder by the Company in cash.

  - Should the Company not be listed on any Regulated Stock Exchange or OTC Market ("Over-the-Counter inter-dealer quotation system"), the shares shall convert to Common Stock in the Company at the "per share value" (minus any discounts) of the Company's Common Stock as determined by an Independent Third Party Valuations Firm that is chosen by the Company's Board of Directors.

(a) *Description of Company Common Stock.*

The Company is authorized by its Certificate of Incorporation to issue an aggregate of 100,000,000 shares of Common stock, $0.001 par value per share (the "Common Stock"). As of August 19th, 2014 – 980,000 shares of Common Stock were issued and outstanding.

All outstanding shares of Common Stock are of the same class and have equal rights and attributes. The holders of Common Stock are entitled to one vote per share on all matters submitted to a vote of stockholders of the Company. All stockholders are entitled to share equally in dividends, if any, as may be declared from time to time by the Board of Directors out of funds legally available. In the event of liquidation, the holders of Common Stock are entitled to share ratably in all assets remaining after payment of all liabilities. The stockholders do not have cumulative or preemptive rights.

The description of certain matters relating to the securities of the Company is a summary and is qualified in its entirety by the provisions of the Company's Certificate of Incorporation and By-Laws, copies of which have been filed as exhibits to this Form 1-A. No Common Stock is being offered in the Offering Circular.

(b) *Background Information on the Preferred Stock.*

The Company is authorized by its Certificate of Incorporation to issue an aggregate of 1,000,000 shares of Preferred stock, with a $0.0001 per share par value (the "Preferred Stock"). As of August 19th, 2014 – NO Preferred Stock Units were issued and outstanding. Upon the completion of this Offering, FIFTY THOUSAND shares of Preferred Stock will be issued and outstanding.

(c) Other *Debt Securities.* None.

(d) *Other Securities to Be Registered.* None.

Security Holders

As of August 19th, 2014, there were 980,000 shares of our Common Stock outstanding, which were held of record by approximately 8 stockholders, not including persons or entities that hold the stock in nominee or "street" name through various brokerage firms.

As of August 19th, 2014, there were NO shares of our Preferred Stock outstanding, which were held of record by approximately 0 stockholders, not including persons or entities that hold the stock in nominee or "street" name through various brokerage firms.

Dividends

The Company has never declared or paid cash dividends on its Common Stock Units. The Company currently intends to retain all available funds and future earnings for use in the operation of Company business and does not anticipate paying any cash dividends in the foreseeable future to holders of our Common Stock. Any future determination to declare dividends for the Company's Common Stock Units will be made at the discretion of our board of directors, and will depend on our financial condition, results of operations, capital requirements, general business conditions and other factors that our board of directors may deem relevant.

Indemnification of Directors and Officers:

The Company is incorporated under the laws of Delaware. Delaware General Corporation Law provides that a corporation may indemnify directors and officers as well as other employees and individuals against expenses including attorneys' fees, judgments, fines and amounts paid in settlement in connection with various actions, suits or proceedings, whether civil, criminal, administrative or investigative other than an action by or in the right of the corporation, a derivative action, if they acted in good faith and in a manner they reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, if they had no reasonable cause to believe their conduct was unlawful. A similar standard is applicable in the case of derivative actions, except that indemnification only extends to expenses including attorneys' fees incurred in connection with the defense or settlement of such actions and the statute requires court approval before there can be any indemnification where the person seeking indemnification has been found liable to the corporation. The statute provides that it is not exclusive of other indemnification that may be granted by a corporation's certificate of incorporation, bylaws, agreement, and a vote of stockholders or disinterested directors or otherwise.

The Company's Certificate of Incorporation provides that it will indemnify and hold harmless, to the fullest extent permitted by Delaware's General Corporation Law, as amended from time to time, each person that such section grants us the power to indemnify.

Delaware's General Corporation Law permits a corporation to provide in its certificate of incorporation that a director of the corporation shall not be personally liable to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability for:

- any breach of the director's duty of loyalty to the corporation or its stockholders;
- acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;
- payments of unlawful dividends or unlawful stock repurchases or redemptions; or
- any transaction from which the director derived an improper personal benefit.

The Company's Certificate of Incorporation provides that, to the fullest extent permitted by applicable law, none of our directors will be personally liable to us or our stockholders for monetary damages for breach of fiduciary duty as a director. Any repeal or modification of this provision will be prospective only and will not adversely affect any limitation, right or protection of a director of our company existing at the time of such repeal or modification.

FINANCIAL STATEMENTS SECTION

NEXT ELEVEN PAGES

FINANCIAL STATEMENTS

UNAUDITED

FLASHPOINTS ADVERTISING SYSTEMS, INC

AUGUST 20, 2014

FLASHPOINTS ADVERTISING SYSTEMS, INC
TABLE OF CONTENTS

BALANCE SHEET
(UNAUDITED)
AUGUST 20, 2014

ASSETS	
Accounts Receivable	$580
Other Assets	
Technology License from CIMG	$350,000
TOTAL ASSETS	$350,580
LIABILITIES AND EQUITY	
Trades Payable:	
Channel Islands License Payment	$53,000
Modi Media payable	$15,000
Organization costs payable	$3,000
TOTAL LIABILITIES	$71,000
STOCKHOLDERS' EQUITY	
Common Stock $.0001 par value, 100,000,000 shares authorized, 9,800,000 shares issued and outstanding	$350,580
Preferred Stock	$0
$.0001 par value, 1,000,000 preferred shares authorized, no shares issued and outstanding	
Retained Earnings	($71,000)
TOTAL STOCKHOLDERS' EQUITY	$279,580
TOTAL LIABILITIES AND EQUITY	$350,580

See notes to the financial statements

FLASHPOINTS ADVERTISING SYSTEMS, INC

INCOME STATEMENT
(UNAUDITED)
Period of August 18 (Inception)-August 20, 2014

REVENUE	
	$ -
Total Revenue	$ -
EXPENSES	
Organization Costs	3,000
Promotional Expenses	15,000
Channel Islands License payment	53,000
Total Expenses	$71,000
NET LOSS	($71,000)

See notes to the financial statements

FLASHPOINTS ADVERTISING SYSTEMS, INC

STATEMENT OF CASH FLOWS
(UNAUDITED)

Cash flow from operating activities:		
Net loss	$	(71,000)
Changes in assets and liabilities		
Receivable on Founders' Shares		(580)
Trade payables		71,000
Net cash used in operating activities		(580)
Cash flow from investing activities:		
Technology transfer	$	0
Net cash used in investing activities		0
Cash flow from financing activities:		
Founders' Shares	$	580
Net cash provided by financing activities		580
Net change in cash		0
Cash, beginning of period		0
Cash, end of period	$	0
Noncash investing/financing activities:		
Shares in exchange for Technology	$	350,000

See notes to the financial statements

FLASHPOINTS ADVERTISING SYSTEMS, INC

NOTES TO THE FINANCIAL STATEMENTS
AUGUST 20, 2014

NOTE 1. ORGANIZATION

FlashPoints Advertising Systems was incorporated on 8/18/2014 as a Delaware C corporation with 101,000,000 shares authorized.

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – BASIS OF ACCOUNTING

The financial statements of the company have been prepared on the accrual basis of accounting.

NOTE 3. TRANSFER OF TECHNOLOGY

The technology and patent application for the FlashPoints product was licensed on 8/19/2014 from Channel Islands Media Group Inc. for 4,000,000 shares of common stock, plus an 8% royalty on FlashPoints top-line revenues with royalty payments capped when royalty payments total $5mm plus a $53,000 license payment. A detailed licensed technology breakdown is provided in Appendix A to this report.

NOTE 4. CHANGES IN EQUITY

The following transaction list summarizes the Company equity accounts:

8/18/2014 5,800,000 shares of common stock issued to founders, consultants, and advisers.

8/19/2014 4,000,000 shares of common stock issued to Channel Islands Media Group Inc.

In addition, in accordance with the Company's agreement with Alternative Securities Market Group ("ASM"), up to 200,000 shares of common stock will be released to ASM in tranches based on the successful capitalization of the Company. A detailed description of the release of stock is provided in Appendix B to this report.

NOTE 5. FOUNDERS' SHARES

5,800,000 shares of common stock were issued on 8/18/2014 to founders, consultants, and advisers. The distribution of the shares is shown in Appendix C to this report.

NOTE 6. TRADE PAYABLES

Trade payables include costs incurred on behalf of the Company since inception on 8/18/ 2014. These costs are for amounts owed to:

Modi Media	$ 15,000
	$ 71,000

Note on Trade Payables:

A $53,000 license payment is payable to Channel Islands Media Group for the technology and intellectual property transfer of the Flash Points software and pending patents.

Modi Media is the interactive TV business of GroupM and Modi Media is providing advertiser engagement and launch support services for the FlashPoints service. The monthly fee for the Modi service is $15,000 per month.

Organizational costs includes costs associated with legal and financial services and various filing fees for the formation of the company and execution of the technology acquisition from Channel Islands Media Group.

END OF FOOTNOTES

Appendix A

Additional Disclosures – Technology Licenses

FlashPoints Advertising Systems Inc. has exclusive license in the defined Field Of Use to the following critical software and related Intellectual Property from Channel Islands Media Group Inc. for the FlashPoints software products including all the software technology and knowhow necessary to develop, deploy, maintain, and enhance FlashPoint Solutions:

Exclusive License Technology	Description
FlashPoints CORE Technology (formerly called Wiggle Room)	Delivering, managing, and redeeming FlashPoint Solutions incentives, coupons, rewards, games, etc. to consumers over Cable, Satellite, IPTV, Terrestrial, Mobile and the open Internet. Includes FlashPoint Solutions "app" for iPhones, iPads, Android phones and pads. Includes website for FlashPoint Solutions access over the web from PCs, MACs, laptops, without an application. Includes linking FlashPoint Solutions to social media sites. Exclusive license for all Fields Of Use.
Linear Targeted Ads	Delivering targeted advertising to individuals over broadcast tv channels by replacing ads with targeted ads from another ad source.
Directed Channel Change	Delivering targeted advertising by changing the TV channel that the viewer is watching without the viewer knowing the channel was changed. At the end of a directed channel change the software automatically switches the channel back to the main channel without the viewer knowing.
VOD - HLS Targeted Ads	Delivering targeted ads to iPhones, iPads, Android phones and tablets, and other devices supporting HLS for Video On Demand services.
VOD - Ad insertion via proxy	Proxy processing to insert ads into VOD streams on HLS and other VOD delivery services.
HLS Simulated Live Targeted Ads	Delivering content that appears to be "live" on HLS VOD service with insertion of targeted ads.
Ad Ingest	Processing to ingest ad video and ad related scheduling data
Ad Scheduler	Processing to schedule ad playout
Perfect AIM	Process to segment audiences and create targeted ad campaign data
Ad reporting	Processing to report the number of ads delivered and reporting other ad related data used by advertisers
VAST	An interface supporting the digital Video Ad Serving Template (VAST) universal XML schema for service ads to digital video players
SCTE-35	An interface supporting Society of Cable Telecommunications Engineers ANSI_SCTE 35 standard for signaling an ad insertion opportunity in a MPEG video stream.

The Field Of Use for the exclusively licensed technology is for all fields for the FlashPoints CORE Technology (defined above) without limitation. The Field Of Use for the other Technologies (Linear Targeted Ads, Directed Channel Change through VAST, and SCTE-35 in the above table) is exclusive for Set Top Boxes (STBs), mobile phones, tablets, PCs, digital signage, game and console systems and other electronic devices; excluding moving vehicles

FlashPoints Advertising Systems Inc. has non-exclusive license for all fields of use to the following non-critical software and related Intellectual Property from Channel Islands required for the FlashPoints product. The technology listed below is standard content processing technology used by most video content delivery systems and cannot be used without the technology shown as FlashPoints CORE Technolgy above to build a FlashPoints competitive product.

Non-Exclusive Technology List	**Description**
Content Ingest	Processing to ingest video content.
Content streaming	Processing to playout video content.
Content playlist	A playlist containing the order or timing of when content should be played.

Appendix B

In accordance with the Company agreement with Alternative Securities Markets Group ("ASM"), the Company shall place into escrow and issue to ASM up to 200,000 shares of Common Stock (the "Escrowed Common Stock") as follows:

- 20% of the Escrowed Common Stock Shares to be released to ASM fully diluted upon the successful capitalization of the Company to 20% of the $5,000,000 being offered herein(the "Company's Total Required Investment Capital").
- 20% of the Escrowed Common Stock Shares to be released to ASM fully diluted upon the successful capitalization of the Company to 40% of the Company's Total Required Investment Capital.
- 20% of the Escrowed Common Stock Shares to be released to ASM fully diluted upon the successful capitalization of the Company to 60% of the Company's Total Required Investment Capital.
- 20% of the Escrowed Common Stock Shares to be released to ASM fully diluted upon the successful capitalization of the Company to 80% of the Company's Total Required Investment Capital.
- 20% of the Escrowed Common Stock Shares to be released to ASM fully diluted upon the successful capitalization of the Company to 100% of the Company's Total Required Investment Capital.

Appendix C

August 20, 2014 Cap Table

Name	Shares	Percentage in %
Channel Islands Media Group, Inc.	4,000,000	40.82
Management		
Robert "Bob" Kulakowski	2,000,000	20.41
Ross Cooper	1,450,000	14.80
Mike Beatty	1,450,000	14.80
Consultants / Advisors		
Tom Rainey	300,000	3.06
Janice Sands-Weinstein	250,000	2.55
Nathan Marlow	100,000	1.02
Randy Barakat	250,000	2.55
Total	**9,800,000**	**100**

SIGNATURES

The Issuer has duly caused this Offering Statement to be signed on its behalf by the undersigned, thereunto duly authorized in the City of San Diego, State of California on August 19, 2014.

FLASHPOINTS ADVERTISING SYSTEMS, INC.

By: ______________________
Name: Mr. Robert "Bob" Kulakowski
Title: Chief Executive Officer, Chief Financial Officer and Director

---

This offering statement has been signed by the following persons in the capacities and on the dates indicated.

By: ______________________
Name: Mr. Robert "Bob" Kulakowski
Title: Chief Executive Officer, Chief Financial Officer and Director
Date: August 19, 2014

By: ______________________
Name: Mr. Robin "Ross" Cooper
Title: President and Director
Date: August 19, 2014

By: ______________________
Name: Mr. Steven J. Muehler
Title: Advisor
Date: August 20, 2014

PART III – EXHIBITS

EXHIBIT A

Broadcast 3DTV, Inc.

C/O: Alternative Securities Markets Group

9107 Wilshire Blvd.

Suite 450

Beverly Hills, California 90210

LEGAL@ASMMARKETSGROUP.COM

Direct: (213) 407-4386

SUBSCRIPTION AGREEMENT

9% Convertible Preferred Stock Units 1 to 50,000

Subject to the terms and conditions of the shares of 9% Preferred Convertible Preferred Stock Units (the "Convertible Preferred Stock") described in the Broadcast 3DTV, Inc. Offering Circular dated August 19th, 2014 (the "Offering"), I hereby subscribe to purchase the number of shares of 9% Convertible Preferred Stock set forth below for a purchase price of $100.00 per share. Enclosed with this subscription agreement is my check (Online "E-Check" or Traditional Papery Check) or money order made payable to "FlashPoints Advertising Systems, Inc." evidencing $100.00 for each share of Convertible Preferred Stock Subscribed, subject to a minimum of ONE 9% Preferred Convertible Preferred Stock Unit ($100.00).

I understand that my subscription is conditioned upon acceptance by FlashPoints Advertising Systems, Inc. Company Managers and subject to additional conditions described in the Offering Circular. I further understand that FlashPoints Advertising Systems, Inc. Company Managers, in their sole discretion, may reject my subscription in whole or in part and may, without notice, allot to me a fewer number of shares of 9% Convertible Preferred Stock that I have subscribed for. In the event the Offering is terminated, all subscription proceeds will be returned with such interest as may have been earned thereon.

I certify that I have read the Offering Circular and that I am relying on no representations other than those set forth in the Offering Circular. I understand that when this subscription agreement is executed and delivered, it is irrevocable and binding to me. I further understand and agree that my right to purchase shares of 9% Convertible Preferred Stock offered by the Company may be assigned or transferred to any third party without the express written consent of the Company ONLY through the Alternative Securities Markets Group's Securities Resale Portal at ***http://www.AlternativeSecuritiesMarket.com***, and that no public market for the Company's securities has been created or may be created in the future.

I further certify, under penalties of perjury, that: (1) the taxpayer identification number shown on the signature page of this Offering Circular is my correct identification number; (2) I am not subject to backup withholding under the Internal Revenue Code because (a) I am exempt from backup withholding; (b) I have not been notified by the Internal Revenue Service (IRS) that I am subject to backup withholding as a result of a failure to report all interest or dividends, or (c) the IRS has notified me that I am no longer subject to backup withholding; and (3) I am a U.S. citizen or other U.S. person (as defined in the instructions to Form W-9).

SUBSCRIPTION AGREEMENT (the "Agreement") with the undersigned Purchaser for ____________ 9% Convertible Preferred Stock Units of FlashPoints Advertising Systems, Inc., with par value of $0.0001 per share, at a purchase price **of $100.00 (ONE HUNDRED FIFTY DOLLARS AND ZERO CENTS) per share** (aggregate purchase price: $__________________).

Made as of this __________ day of _______________, 2014 by and between FlashPoints Advertising Systems, Inc., a Delaware Stock Corporation (the "Company"), and the Purchaser whose signature appears below on the signature line of this Agreement (the "Purchaser").

WITNESETH:

WHEREAS, the Company is offering for sale up to FIFTY THOUSAND 9% Convertible Preferred Stock Units (the "Shares") (such offering being referred to as the "Offering").

NOW, THEREFORE, the Company and the Purchaser, in consideration of the mutual covenants contained herein and intending to be legally bound, do hereby agree as follows:

1 **Purchase and Sale**. Subject to the terms and conditions hereof, the Company shall sell, and the Purchaser shall purchase, the number of Shares indicated above at the price so indicated.

2. **Method of Subscription**. The Purchaser is requested to complete and execute this agreement online *or* to print, execute and deliver two copies of this Agreement to the Company, at **FlashPoints Advertising Systems, Inc., C/O: FlashPoints Advertising Systems, Inc., 9107 Wilshire Blvd., Suite 450, Beverly Hills, California 90210**, payable by check to the order of **FlashPoints Advertising Systems, Inc.** in the amount of the aggregate purchase price of the Shares subscribed (the "Funds"). The Company reserves the right in its sole discretion, to accept or reject, in whole or in part, any and all subscriptions for Shares.

3 **Subscription and Purchase**. The Offering will begin on the effective date of the Offering Statement and continue until the Company has sold all of the Shares offered hereby or on such earlier date as the Company may close or terminate the Offering.

Any subscription for Shares received will be accepted or rejected by the Company within 30 days of receipt thereof or the termination date of this Offering, if earlier. If any such subscription is accepted, in whole or part, the Company will promptly deliver or mail to the Purchaser (i) a fully executed counterpart of this Agreement, (ii) a certificate or certificates for the Shares being purchased, registered in the name of the Purchaser, and (iii) if the subscription has been accepted only in part, a refund of the Funds submitted for Shares not purchased. Simultaneously with the delivery or mailing of the foregoing, the Funds deposited in payment for the Shares purchased will be released to the Company. If any such subscription is rejected by the Company, the Company will promptly return, without interest, the Funds submitted with such subscription to the subscriber.

4 **Representations, Warranties and Covenants of the Purchaser**. The Purchaser represents, warrants and agrees as follows:

(a) Prior to making the decision to enter into this Agreement and invest in the Shares subscribed, the Purchaser has received and read the Offering Statement. On the basis of the foregoing, the Purchaser acknowledges that the Purchaser processes sufficient information to understand the merits and risks associated with the investment in the Shares subscribed. The Purchaser acknowledges that the Purchaser has not been given any information or representations concerning the Company or the Offering, other than as set forth in the Offering Statement, and if given or made, such information or representations have not been relied upon by the Purchaser in deciding to invest in the Shares subscribed.

(b) The Purchaser has such knowledge and experience in financial and business matters that the Purchaser is capable of evaluating the merits and risks of the investment in the Shares subscribed and the Purchaser believes that the Purchaser's prior investment experience and knowledge of investments in low-priced securities ("penny stocks") enables the Purchaser to make an informal decision with respect to an investment in the Shares subscribed.

(c) The Shares subscribed are being acquired for the Purchaser's own account and for the purposes of investment and not with a view to, or for the sale in connection with, the distribution thereof, nor with any present intention of distributing or selling any such Shares.

(d) The Purchaser's overall commitment to investments is not disproportionate to his/her net worth, and his/her investment in the Shares subscribed will not cause such overall commitment to become excessive.

(e) The Purchaser has adequate means of providing for his/her current needs and personal contingencies, and has no need for current income or liquidity in his/her investment in the Shares subscribed.

(f) With respects to the tax aspects of the investment, the Purchaser will rely upon the advice of the Purchaser's own tax advisors.

(g) The Purchaser can withstand the loss of the Purchaser's entire investment without suffering serious financial difficulties.

(h) The Purchaser is aware that this investment involves a high degree of risk and that it is possible that his/her entire investment will be lost.

(i) The Purchaser is a resident of the State set forth below the signature of the Purchaser on the last age of this Agreement.

5 **Company Convertible Securities:** All 9% Convertible Preferred Stock Units must be Converted to Company Common Stock either in the 2nd, 3rd, 4th or 5th year under the following terms and conditions at the Shareholders' Option:

- YEAR 2: (Shareholder Conversion Option)
  - At anytime during the second year of the investment, the Shareholder may choose on the First Business Day of Each Month to convert each Unit of the Company's 9% Convertible Preferred Stock for Common Stock of the Company at market price of the Company's Common Stock at time of conversion / closing. The closing price will be the weighted average price of the Common Stock Closing Price over the previous 60

days. Fractional interests will be paid to the shareholder by the Company in cash.

- The Shareholder can sell the 9% Convertible Preferred Stock Units back to the Company at any time after two years for the full face value of the Shares plus any accrued interest, though the Company has no obligation to purchase the units.
- Should the Company not be listed on any Regulated Stock Exchange or OTC Market ("Over-the-Counter inter-dealer quotation system"), the shares shall convert to Common Stock in the Company at the "per share value" of the Company's Common Stock as determined by an Independent Third Party Valuations Firm that is chosen by the Company's Board of Directors.

▪ YEAR 3: (Shareholder Conversion Option)

- At anytime during the third year of the investment, the Shareholder may choose on the First Business Day of Each Month to convert each Unit of the Company's 9% Convertible Preferred Stock for Common Stock of the Company at market price *minus 5%* of the Company's Common Stock at time of conversion / closing. The closing price will be the weighted average price of the Common Stock Closing Price over the previous 60 days. Fractional interests will be paid to the shareholder by the Company in cash.
- The Shareholder can sell the 9% Convertible Preferred Stock Units back to the Company at any time after two years for the full face value of the Shares plus any accrued interest, though the Company has no obligation to purchase the units.
- Should the Company not be listed on any Regulated Stock Exchange or OTC Market ("Over-the-Counter inter-dealer quotation system"), the shares shall convert to Common Stock in the Company at the "per share value" of the Company's Common Stock as determined by an Independent Third Party Valuations Firm that is chosen by the Company's Board of Directors.

▪ YEAR 4: (Optional Conversion Option)

- At anytime during the fourth year of the investment, the Shareholder may choose on the First Business Day of Each Month to convert each unit of the Company's 9% Convertible Preferred Stock for Common Stock of the Company at market price *minus 10%* of the Company's Common Stock at time of conversion / closing. The closing price will be the weighted average price of the Common Stock Closing Price over the previous 60 days. Fractional interests will be paid to the shareholder by the Company in cash.
- The Shareholder can sell the 9% Convertible Preferred Stock Units back to the Company at any time after two years for the full face value of the

Shares plus any accrued interest, though the Company has no obligation to purchase the units.

- Should the Company not be listed on any Regulated Stock Exchange or OTC Market ("Over-the-Counter inter-dealer quotation system"), the shares shall convert to Common Stock in the Company at the "per share value" (minus any discounts) of the Company's Common Stock as determined by an Independent Third Party Valuations Firm that is chosen by the Company's Board of Directors.

▪ YEAR 5: (Optional & Mandatory Conversion Options)

- *Optional*: At anytime during the fifth year of the investment, the Shareholder may choose on the First Day of Each Month to convert each unit of the Company's Convertible 9% Preferred Stock for Common Stock of the Company at market price *minus 15%* of the Company's Common Stock at time of conversion / closing. The closing price will be the weighted average price of the Common Stock Closing Price over the previous 60 days. Fractional interests will be paid to the shareholder by the Company in cash.
- The Shareholder can sell the 9% Convertible Preferred Stock Units back to the Company at any time after two years for the full face value of the Shares plus any accrued interest, though the Company has no obligation to purchase the units.
- *Mandatory*: On the last business day of the 5th year of the investment, the Shareholder MUST convert each Unit of the Company's 9% Convertible Preferred Stock for Common Stock of the Company at market price *minus 15%* of the Company's Common Stock at time of conversion / closing. The closing price will be the weighted average price of the Common Stock Closing Price over the previous 60 days. Fractional interests will be paid to the shareholder by the Company in cash.
- Should the Company not be listed on any Regulated Stock Exchange or OTC Market ("Over-the-Counter inter-dealer quotation system"), the shares shall convert to Common Stock in the Company at the "per share value" (minus any discounts) of the Company's Common Stock as determined by an Independent Third Party Valuations Firm that is chosen by the Company's Board of Directors.

6 **Notices.** All notices, request, consents and other communications required or permitted hereunder shall be in writing and shall be delivered, or mailed first class, postage prepaid, registered or certified mail, return receipt requested:

(a) If to any holder of any of the Shares, addressed to such holder at the holder's last address appearing on the books of the Company, or

(b) If to the Company, addressed to **FlashPoints Advertising Systems, Inc., 5703 Oberlin Drive, Suite 209, San Diego, California 92121**, or such other address as the Company may specify by written notice to the Purchaser, and such notices or other communications shall for all purposes of this Agreement be treated as being effective on delivery, if delivered personally, or, if sent by mail, on the earlier of actual receipt or the third postal business day after the same has been deposited in a regularly maintained receptacle for the deposit of United States' mail, addressed and postage prepaid as aforesaid.

6. **Severability**. Should any one or more of the provisions of this Agreement be determined to be illegal or unenforceable, all other provisions of this Agreement shall be given effect separately from the provision or provisions determined to be illegal or unenforceable and shall not be affected thereby.

7. **Parties in Interest.** This Agreement shall be binding upon and inure to the benefits of and be enforceable against the parties hereto and their respective successors or assigns, provided, however, that the Purchaser may not assign this Agreement or any rights or benefits hereunder.

8. **Choice of Law.** This Agreement is made under the laws of the State of Delaware, and for all purposes shall be governed by and construed in accordance with the laws of that State, including, without limitation, the validity of this Agreement, the construction of its terms, and the interpretation of the rights and obligations of the parties hereto.

9 **Headings.** Sections and paragraph heading used in this Agreement have been inserted for convenience of reference only, do not constitute a part of this Agreement and shall not affect the construction of this Agreement.

10. **Execution in Counterparts.** This Agreement may be executed an any number of counterparts and by different parties hereto in separate counterparts, each of which when so executed and delivered shall be deemed to be an original and all of which when taken together shall constitute but one and the same instrument.

11. **Survival of Representations and Warranties.** The representations and warranties of the Purchaser in and with respect to this Agreement shall survive the execution and delivery of this Agreement, any investigation at any time made by or on behalf of any Purchaser, and the sale and purchase of the Shares and payment therefore.

12. THE PARTIES HERBY KNOWINGLY, VOLUNTARILY AND INTENTIONALLY WAIVE ANY RIGHT TO A TRIAL BY JURY IN RESPECT TO ANY LITIGATON BASED HEREIN, OR ARISING OUT OF, UNDER OR IN CONNECTION WITH THIS AGREEMENT, ANY OTHER DOCUMENTS CONTEMPLATED TO BE EXECUTED IN CONJUNCTION HEREWITH, OR ANY COURSE OF CONDUCT, COURSE OF DEALING, STATEMENTS (WHETHER VERBAL OR WRITTEN) OR ACTIONS OF ANY PARTY.

13. In Connection with any litigation, mediation, arbitration, special proceeding or other proceeding arising out of this Agreement, the prevailing party shall be entitled to recover its litigation-related costs and reasonable attorneys' fees through and including any appeals and post-judgment proceedings.

14. In no event shall any party be liable for any incidental, consequential, punitive or special damages by reason of its breach of this Agreement. The liability, if any, of the Company and its Managers, Directors, Officers, Employees, Agents, Representatives, and Employees to the undersigned under this Agreement for claims, costs, damages, and expenses of any nature for which they are or may be legally liable, whether arising in negligence or other tort, contract, or otherwise, shall not exceed, in the aggregate the undersigned's investment amount.

12. **Additional Information.** The Purchaser realizes that the Shares are offered hereby pursuant to exemptions from registration provided by Regulation A and the Securities Act of 1933. The Shares are being offered ONLY TO RESIDENTS OF THE STATES OF:

- TBD

IN WITNESSES WHEREOF, the parties hereto have executed this Subscription Agreement as of the day and year first above written.

FlashPoints Advertising Systems, Inc.

By: ____

President

PURCHASER:

____

Signature of Purchaser

____

Alternative Securities Market Investment Account Number

EXHIBIT B

State of Delaware
Secretary of State
Division of Corporations
Delivered 08:00 AM 08/18/2014
FILED 08:00 AM 08/18/2014
SRV 141080057 - 5587878 FILE

STATE *of* DELAWARE
CERTIFICATE *of* INCORPORATION
A STOCK CORPORATION

- **First:** The name of this Corporation is FlashPoints Advertising Systems, Inc.
- **Second:** Its registered office in the State of Delaware is to be located at 310 Alder Road, PO Box 841 Street, in the City of Dover County of Kent Zip Code 19904. The registered agent in charge thereof is Agents for Delaware Corporations, Inc.

Third: The purpose of the corporation is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law of Delaware.

- **Fourth:** The amount of the total stock of this corporation is authorized to issue is 101,000,000 shares (number of authorized shares) with a par value of 0.0001000000 per share.
- **Fifth:** The name and mailing address of the incorporator are as follows:
  Name Robin Ross Cooper
  Mailing Address 10605 Queen Avenue
  La Mesa, CA Zip Code 91941
- **I, The Undersigned,** for the purpose of forming a corporation under the laws of the State of Delaware, do make, file and record this Certificate, and do certify that the facts herein stated are true, and I have accordingly hereunto set my hand this 18th day of August, A.D. 20 14.

BY: [signature]
(Incorporator)

NAME: Robert Ross Cooper
(type or print)